As filed with the Securities and Exchange Commission on February 24, 2004

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MAPINFO CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	06-1166630
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

One Global View

Troy, New York 12180

(518) 285-6000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Mark P. Cattini

President and Chief Executive Officer

MapInfo Corporation

One Global View

Troy, New York 12180

(518) 285-6000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

William S. Gehrke Hale and Dorr LLP 1100 Winter Street Waltham, Massachusetts 02451 Telephone: (781) 966-2000 Telecopy: (781) 966-2100	Glenn R. Pollner Dewey Ballantine LLP 1301 Avenue of the Americas New York, New York 10019 Telephone: (212) 259-8000 Telecopy: (212) 259-6333

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date hereof.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $0.002 par value per share	4,025,000(2)	$14.25	$57,356,250	$7,268

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act, based on average of high and low price per share of the common stock as reported on the NASDAQ National Market on February 18, 2004.
(2)	Includes 525,000 shares of common stock subject to the underwriters’ over-allotment option.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 24, 2004

3,500,000 Shares

Common Stock

We are offering 3,500,000 shares of our common stock. Our common stock is traded on the NASDAQ National Market under the symbol “MAPS.” The last reported sale price of our common stock on February 19, 2004 on the NASDAQ National Market was $14.451 per share.

Investing in our common stock involves risks.

See “ Risk Factors” beginning on page 6.

	Per Share	Total
Public Offering Price	$	$

Underwriting Discounts and Commissions	$	$

Proceeds, Before Expenses, to MapInfo Corporation	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters an option to purchase up to an additional 525,000 shares of common stock to cover over-allotments, if any. This option may be exercised on or before the 30th day after the date of this prospectus.

First Albany Capital

Adams, Harkness & Hill, Inc.

WR Hambrecht + Co

The date of this prospectus is                  , 2004.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained or incorporated by reference in this prospectus. Under no circumstances should the delivery to you of this prospectus or any sale made pursuant to this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus or that the information contained in the documents incorporated by reference into this prospectus is correct as of any time other than the respective dates of such documents. In this prospectus, “Company,” “MapInfo,” “we” and “us” refer to MapInfo Corporation and its subsidiaries unless the context requires otherwise.

MapInfo, the MapInfo Meridian Logo, MapInfo Professional, MapXtreme, MapInfo MapX, MapMarker, MapInfo Discovery, Risk DataInfo, ExchangeInfo, PSAP Pro, PSYTE, SpatialWare, Envinsa and TargetPro are trademarks of MapInfo Corporation and/or its affiliated companies. This prospectus also contains trademarks and service marks of other companies.

PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere or incorporated by reference in this prospectus. This summary does not contain all the information that may be important to you. You should read this entire prospectus carefully, including the documents incorporated by reference in this prospectus, especially the discussion under “Risk Factors” and our consolidated financial statements and related notes, before deciding to invest in shares of our common stock.

MapInfo Corporation

We are a leading provider of location-based business intelligence solutions that help organizations make more insightful decisions. Our integrated offering of software, data sets and services helps organizations in vertical markets, including telecommunications, the public sector, retail, insurance and financial services, solve complex business problems where location is a critical consideration. In the private sector, businesses use our products and services for marketing, customer service, risk analysis, network planning, asset management, site selection and routing. In the public sector, government agencies use our products and services to improve public safety and for crime analysis, homeland security-related applications and emergency preparedness and response. By using our products and services, organizations can uncover location-based intelligence that is not typically recognized in traditional analytical methods, which can provide them with a competitive advantage.

In today’s competitive business environment, businesses are under constant pressure to enhance profitability by acquiring and retaining customers, reducing costs and improving operating efficiencies. Likewise, government agencies seek ways to better serve their citizens by improving public safety and managing resources more effectively. A key element in addressing these challenges lies in having access to data which can help solve these problems. Some of that data, such as addresses, area codes and postal codes, already exists inside organizational databases. However, to solve more complicated problems, organizations need access to more sophisticated data sets designed to be used in location-based analyses. Once organizations have compiled this data, they then need a location-based business intelligence software solution with strong analytical functionality that can extract value from this information. By using location as a key variable in their intelligence gathering activities, organizations are able to more effectively identify and analyze patterns, relationships and trends, and thus make more informed decisions. Conventional analysis and reporting methods do not possess the broad range of capabilities needed to fully harness the power of location-based information, and as a result, organizations are increasingly turning towards location-based business intelligence solutions.

We offer a broad portfolio of location-based software, data sets and services designed to help organizations analyze location-based data in order to solve complex problems and make more effective decisions. Our products possess strong predictive analytics capabilities, are built on an open architecture to allow for integration with existing information technology systems and are easy to use. More than 7,000 organizations in numerous industry sectors around the world utilize our products and services, including AT&T, Brinker International, The Gap, The Home Depot, Mastercard International, The State of New York, TD Canada Trust and Vodafone. We market our solutions through a worldwide network comprised of a direct sales organization, value-added resellers, or VARs, systems integrators, distributors and original equipment manufacturers, or OEMs.

Our objective is to be the leading provider of location-based business intelligence solutions that help organizations make more insightful decisions. Key elements of our strategy include:

•	deepening our presence in targeted vertical markets;

•	pursuing strategic acquisitions;

•	broadening the use of our solutions across the enterprise;

•	expanding our strategic relationships; and

•	continuing to introduce innovative technology solutions.

Our Address and Website

Our principal executive offices are located at One Global View, Troy, New York 12180, and our telephone number at that address is (518) 285-6000.

Our website is located at www.mapinfo.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus. Our website address is included as an inactive textual reference only.

The Offering

Common stock we are offering	3,500,000 shares

Common stock to be outstanding immediately after this offering	19,231,917 shares

Use of proceeds	We intend to use the net proceeds primarily for working capital and for general corporate purposes, including possible acquisitions. See “Use of Proceeds.”

NASDAQ National Market symbol	MAPS

The number of shares of our common stock to be outstanding after this offering is based on 15,731,917 shares outstanding as of February 13, 2004 and excludes:

•	2,786,375 shares of common stock issuable upon exercise of options outstanding as of February 13, 2004 and issued under our current stock incentive and stock option plans at a weighted average exercise price of $10.87 per share;

•	1,273,347 shares of common stock reserved as of February 13, 2004 for future issuance under our current stock incentive and stock option plans, which includes 500,149 shares of our common stock reserved for future issuance under our employee stock purchase plan; and

•	525,000 shares of common stock that the underwriters may purchase to cover over-allotments, if any.

Unless we state otherwise, the information in this prospectus assumes that the underwriters do not exercise their option to purchase up to 525,000 additional shares of our common stock to cover over-allotments, if any.

Summary Consolidated Financial Data

(In thousands, except per share data)

The following summary consolidated financial data for the years ended September 30, 2001 through 2003 are derived from our audited consolidated financial statements. The following summary consolidated financial data as of December 31, 2003 and for the three-month periods ended December 31, 2002 and 2003 are derived from our unaudited interim condensed consolidated financial statements.

This information is only a summary and should be read together with the consolidated financial statements, the related notes and other financial information included and incorporated by reference in this prospectus and on file with the Securities and Exchange Commission, or SEC. For more details on how you can obtain our SEC reports incorporated by reference into this prospectus, see “Where You Can Find More Information.”

	Fiscal Year Ended September 30,			Three Months Ended December 31,
	2001	2002	2003	2002	2003
				(unaudited)
Consolidated Statements of Operations Data:
Net revenues:
Products	$99,150	$83,211	$85,423	$18,670	$22,415
Services	10,884	9,387	20,832	2,192	6,172

Total net revenues	110,034	92,598	106,255	20,862	28,587

Cost of revenues:
Products	17,076	16,357	17,562	3,725	4,444
Services	9,987	8,744	14,049	2,104	3,917

Total cost of revenues	27,063	25,101	31,611	5,829	8,361

Gross profit	82,971	67,497	74,644	15,033	20,226
Total operating expenses	78,469	71,741	76,727	18,220	19,116

Operating income (loss)	4,502	(4,244)	(2,083)	(3,187)	1,110
Interest and other income (expense), net	(384)	178	333	38	(49)

Income (loss) before provision for (benefit from) income taxes	4,118	(4,066)	(1,750)	(3,149)	1,061
Provision for (benefit from) income taxes	1,235	(1,711)	(665)	(1,260)	424

Net income (loss)	$2,883	$(2,355)	$(1,085)	$(1,889)	$637

Earnings (loss) per share:
Basic	$0.20	$(0.16)	$(0.07)	$(0.12)	$0.04
Diluted	$0.19	$(0.16)	$(0.07)	$(0.12)	$0.04
Weighted average shares outstanding:
Basic	14,518	15,041	15,307	15,145	15,651
Diluted	15,553	15,041	15,307	15,145	16,120

	As of December 31, 2003
	Actual	As Adjusted(1)
	(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents and short-term investments(2)	$35,392	$82,633
Working capital(3)	21,719	68,960
Total assets	140,224	187,465
Long term debt, net of current portion	16,569	16,569
Total stockholders’ equity	81,677	128,918

(1)	The as adjusted balance sheet data as of December 31, 2003 give effect to the sale of the 3,500,000 shares of common stock we are offering pursuant to this prospectus, at an assumed public offering price of $14.45 per share, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

(2)	Includes $753 of restricted cash.

(3)	Represents current assets less current liabilities.

RISK FACTORS

An investment in shares of our common stock involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained or incorporated by reference in this prospectus, before you decide to buy any shares. The occurrence of any of the following risks would likely cause our business, results of operations and financial condition to materially suffer and the market price of our common stock to decline, and you may lose all or part of your investment in our common stock.

Risks Related to Our Business

We have incurred losses in each of the past two fiscal years, and we may incur losses in the future.

We reported losses for fiscal years 2002 and 2003. Although we reported positive net income for the last two quarters of fiscal year 2003 and the first quarter of our current fiscal year, we may not be able to sustain profitability. To maintain profitability, we will have to generate significant revenues to offset our cost of revenues and our research and development and selling, general and administrative expenses. If we are unable to maintain and expand our current customer base, increase our revenues and decrease our costs, we may not be able to maintain profitability.

Our quarterly results have fluctuated significantly in the past and may continue to fluctuate significantly in the future.

Our quarterly operating results can vary significantly from quarter to quarter, depending upon factors such as the introduction and market acceptance of new products and new versions of existing products, the ability to reduce expenses or increase revenues at a level sufficient to offset increases in expenses, the level of technology spending and the activities of our competitors. Because a high percentage of our expenses are relatively fixed in the near term, minor variations in the timing of orders and shipments can cause significant variations in quarterly operating results. A significant portion of our revenues in each quarter results from software and data licenses issued in that quarter. Accordingly, our ability to accurately forecast future revenues and income for any period is necessarily limited. Also, we could experience reduced revenues in the telecommunications, retail and public sector vertical markets as a result of decreased spending in those industries.

We may be unable to keep pace with the rapid technological changes in our industry or to timely introduce new or enhanced products that achieve market acceptance.

Our industry is characterized by extremely rapid technological change, evolving industry standards, changing customer demands and frequent new product introductions. These conditions require continuous expenditures on product research and development to enhance existing products, create new products and avoid product obsolescence. We believe that the timely development of new products and continuing enhancements to existing products is essential to maintain our competitive position in the marketplace. During recent years, we introduced a number of new or substantially updated releases of products, including Routing J Server, TargetPro, Envinsa, MapMarker and MapInfo Discovery. Our future success depends in part upon customer and market acceptance of these new products and initiatives, which is uncertain. Any failure to achieve increased acceptance of these and other new product offerings could have a material adverse effect on our business and results of operations. We cannot assure you that we will successfully complete the development of new or enhanced products in a timely manner or successfully manage transitions from one product release to the next.

Our business is exposed to the risks inherent in our international operations.

Revenues outside the United States represented approximately 53% of our revenues in fiscal year 2003 and 51% of our revenues in the first quarter of fiscal year 2004. The international portion of our business is subject to a number of inherent risks, including:

•	difficulties in building and managing international operations;

•	reliance on financial commitments from certain international distributors;

•	difficulties in localizing products and translating documentation into foreign languages;

•	fluctuations in import/export duties and quotas;

•	potentially adverse tax consequences; and

•	regulatory, economic or political changes in international markets.

In addition, we have historically experienced increased credit risk in some of our international markets. Our operating results are also affected by changes in exchange rates and limitations on the repatriation of funds. Approximately 38% of our revenues in fiscal year 2003 and 35% of our revenues in the first quarter of fiscal year 2004 were denominated in foreign currencies. Changes in international business conditions could have a material adverse effect on our business and results of operations.

We may be unable to successfully execute on our strategic plan to increasingly focus on vertical markets.

Our increasing focus on vertical markets such as telecommunications, retail, the public sector, insurance and financial services is an integral part of our overall strategic plan. Opportunities in these markets are hard to predict. For example, our ability to earn revenues from sales to the U.S. government is affected by factors outside of our control, including the government’s ability to terminate its contracts with us, the complex and time- consuming process for procuring government contracts as well as the requirement that we comply with various government regulations and policies. In addition, our success and strategy depend on our ability to continue to develop domain expertise in our targeted vertical markets. If customer demand does not grow as anticipated or our products and services are not accepted in these markets, our business and results of operations could be materially adversely affected.

We may never realize the anticipated benefits of our acquisitions and investments.

We have made a number of acquisitions and investments, including our January 2003 acquisition of Thompson Site Selection Research, Inc., which we refer to in this prospectus as Thompson, and our 49% equity investment in Alps Mapping Co., Ltd., which we refer to in this prospectus as Alps. A key part of our growth strategy is to engage in acquisitions; therefore, we continue to review future acquisition and investment opportunities. We cannot assure you that acquisition candidates will continue to be available on terms and conditions acceptable to us. In addition, our credit facility generally requires us to obtain consent from the lender before we may engage in an acquisition if the cash consideration exceeds $5.0 million, if we incur debt in excess of $8.0 million, if we do not maintain certain debt ratios or in certain other circumstances. Acquisitions involve numerous risks, including, but not limited to:

•	possible decreases in capital resources or dilution to existing stockholders;

•	difficulties and expenses incurred in connection with an acquisition and the subsequent assimilation of the operations and the services or products of an acquired company;

•	the difficulties of operating a new business;

•	potential inherited liability for the past actions of an acquired company;

•	the diversion of management’s attention from other business concerns;

•	a limited ability to predict future operating results of an acquired business; and

•	the potential loss of key employees and customers of an acquired company.

In the event that the operations of an acquired business do not meet expectations, we may be required to restructure the acquired business or write-off the value of some or all of the assets of the acquired business. We cannot assure you that any acquisition will be successfully integrated into our operations or will have the intended financial or strategic results.

In addition, any significant investments we make may adversely affect our net income. For example, we account for our ownership in Alps under the equity method, which generally means we include in our income for each fiscal quarter a proportionate share of Alps’ reported income or loss for its prior quarter. Based on Alps’ results for its quarter ended December 31, 2003, we expect that our proportionate share of Alps’ net loss will reduce our net income in the second quarter of fiscal year 2004 by approximately $290 thousand.

We may require additional financing, and our future access to capital is uncertain.

Developing new products and enhancements to existing products and providing technical, training and analytics services is very expensive. In the course of our business, we incur significant costs of revenues and operating costs, such as research and development, general and administrative and selling and marketing expenses. Our current operations may not generate sufficient cash flow to fund our future operations and our growth strategy or service our outstanding or future debt. We believe that our existing cash, cash equivalents and short-term investments, together with funds generated from operations and available financing, including the proceeds from this offering, will be sufficient to meet our operating and capital requirements for the next twelve months.

The offering of our common stock pursuant to this prospectus is the first public offering of our equity securities since our initial public offering in 1994, and we have limited access to borrowed funds. In addition, the issuance of equity securities would dilute the interests of our existing stockholders, and borrowing funds may subject us to restrictive covenants that may impair how we conduct our business. Accordingly, we may not be able to obtain additional financing on favorable terms, if at all. If we are unable to raise additional funds, we may be unable to implement our growth strategy or support our operations, and the trading price of our stock will likely decline.

Our financing activities may have adverse consequences.

Any financing activities we undertake, whether to fund acquisitions, operations, growth or otherwise, could adversely affect our financial condition or results of operations. Additional debt financing could require us to pay a greater amount of interest and impose covenants that could impede our ability to manage our operations, raise additional capital, undertake acquisitions or other strategic transactions or pay dividends. For example, our current credit facility is secured by our accounts receivable and contains covenants that require us, among other things, to maintain certain debt ratios and restrict how we invest our cash and liquid assets. The sale of stock would result in dilution to existing stockholders.

We may be unable to adequately secure and protect our patent, trademark and other proprietary rights.

Our success depends in part on our ability to protect our proprietary rights and the technologies we use to implement and operate our business in the United States and foreign countries. We regard our software as proprietary and attempt to protect it with a combination of copyright, trademark and trade secret protections, employee and third-party non-disclosure agreements, patent rights and other methods of protection. Despite these precautions, it may be possible for unauthorized third parties to copy certain portions of our products, reverse engineer or obtain and use information we regard as proprietary, and the scope or enforceability our patent rights may be successfully challenged by third parties. In addition, our shrink-wrap licenses, under which we license our products, may be unenforceable under the laws of certain jurisdictions. Also, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States. Any misappropriation of our intellectual property could have a material adverse effect on our business and results of operations, and we cannot assure you that the measures we take to protect our proprietary rights are adequate.

Claims that we infringe the proprietary rights of third parties could result in significant expenses or restrictions on our ability to sell our product and services.

Third parties may claim that our current or future products or services infringe their proprietary rights. Any infringement or other claim, whether with or without merit, would be time-consuming and expensive to litigate or settle and could divert our management’s attention from our core business. As a result of an infringement claim, we may have to pay significant damages, incur substantial legal fees, develop costly technology that does not infringe the rights of others, if possible, or enter into license agreements which may require us to pay substantial royalties and may not be available on terms acceptable to us, if at all. For example, one of our former resellers has made copyright infringement and other claims against us. See “Business—Legal Proceedings” for a description of this proceeding.

In addition, we have agreed in some of our agreements, including our shrink-wrap end-user licenses, to indemnify other parties for any expenses or liabilities resulting from claimed infringements of the proprietary rights of others. We may incur substantial indemnification obligations under these agreements if third parties make an infringement claim against the other parties to these agreements.

The market for our products and services is highly competitive. We may be unable to successfully compete, which may decrease our market share and harm our operating results.

We encounter significant competition in the market for business mapping systems worldwide. Our competitors include Environmental System Research Institute, the GIS division of Autodesk, Claritas, GeoVue, Buxton, Spatial Re-Engineering Consultants, Webraska and Microsoft. As we continue to expand into new vertical or geographical markets, we may encounter additional competitors. Many of our competitors have significant name recognition, as well as substantially greater capital resources, marketing experience, research and development staffs and production facilities, than we do. Future consolidation within this market may adversely impact our ability to compete. Increased competition may lead to pricing pressures that could reduce our gross margins. Prices of software in Europe and Asia are generally higher than in the Americas to cover localization costs and higher costs of distribution. These higher prices could decrease in the future. We cannot assure you that we will be able to maintain or increase our market share or compete effectively in our industry.

Our recently introduced enterprise location platform, Envinsa, may experience difficulty in gaining commercial acceptance.

We have recently introduced Envinsa, our enterprise location platform. Our sales efforts for Envinsa may not be successful, and we cannot assure you that Envinsa will achieve market acceptance or generate sufficient revenues to recoup the significant development and marketing expenses we have incurred to bring Envinsa to market. In addition, if we experience significant product returns related to Envinsa, our financial performance could be harmed.

We may be unable to attract and retain key employees.

Our continued success will depend in large part on our ability to attract and retain highly qualified technical, managerial, sales and marketing, executive and other personnel. Competition for such personnel is intense. We cannot assure you that we will be able to continue to attract or retain such personnel. Loss of key personnel or changes in management could have an adverse impact on our financial condition and results of operations.

We depend on third parties for a portion of our data. The loss of access to this data would harm our business, and we could become subject to liability for the use or distribution of the data we receive from third parties.

We rely in part on independent developers for the development of specialized data products that use our software. In some cases we rely on sole source suppliers for data. Failure by these independent developers to continue to develop such data products, or changes in the contractual arrangements with these independent developers, could have a material adverse effect on our business and results of operations. We may experience delays in finding and securing alternative suppliers in the event of the loss of any of these independent developers, especially sole source suppliers. In addition, when we integrate and distribute information we obtain from third parties, we could become liable for such things as defamation, invasion of privacy, fraud, negligence, intellectual property infringement and product or service liability.

Market, competitive and other factors could prevent us from selling our products or services at prices that yield an economic return to our stockholders.

Future prices we are able to obtain for our products may decrease from previous levels depending upon market or competitive pressures or distribution channel factors. Any decrease could have a material adverse effect on our business and results of operations.

Our financial performance will suffer if we are unable to contain our cost of revenues.

The cost of our revenues varies with the mix of technology development and licensing fees, product revenues, services revenue and services utilization rates, as well as with the distribution channel mix and the success of our cost reduction measures. Changes in our revenue mix, including an increasing percentage of sales attributable to services (which have lower margins associated with them), as well as changes in our distribution model, may increase the cost of revenues as a percentage of net revenues in the future.

If we are unable to maintain and expand our distribution channels, our sales and profitability could be adversely affected.

We primarily market and distribute our products in North America, Europe and Australia through a worldwide network comprised of a direct sales organization, VARs, system integrators, distributors and OEMs. In the rest of the Asia-Pacific region, our products are marketed and distributed through exclusive and non-exclusive distribution relationships. While we have contractual agreements with such resellers and distributors, we cannot control their continued performance. In addition, some of our reseller and distributorship agreements permit the reseller or distributor to terminate its agreement with us at its election by giving us advance written notice. We cannot assure you that we will be able to retain our current resellers and distributors, that the resellers and distributors will perform to our expectations or that we will be able to expand our distribution channels by entering into arrangements with new resellers and distributors in our current markets or in new markets.

Our recent growth in our services revenue may not prove to be sustainable or profitable.

We have increased our services business with the acquisition of Thompson during fiscal year 2003. Services revenue comprised 22% of total first quarter revenue in fiscal year 2004 versus 11% in the first quarter of fiscal year 2003. We cannot assure you that we will be able to continue to increase or maintain this level of services revenue. Loss of any large customer in the services business could have an adverse impact on our financial condition or results of operations. In addition, our gross margins on services revenues have historically been lower than our gross margins on product sales. Furthermore, in those cases where we enter into service agreements with our customers, some of these service agreements are short term contracts and permit our customers to terminate their agreements with us at their election.

The recent economic slowdown could continue to affect the level of technology spending by our customers and the demand for our products and services.

The recent stock market decline and broad economic slowdown have affected the demand for software products and related services, lengthened sales cycles and decreased technology spending of many of our customers and potential customers. In particular, declines in capital spending by telecommunications companies may result in a lengthening of customers’ decision cycles and a reduction in orders. These events have adversely impacted our revenues since 2001, particularly in the United States, and could have a material effect on us in the future, including, without limitation, on our future revenue and earnings. In addition, significant further reductions in orders from the telecommunications industry could have a material adverse effect on our operating results and financial condition. In addition, in cases where we enter into product licensing agreements with our customers, since some of those agreements permit the customer to terminate its agreement with us at its election, any decrease in technology spending by these customers may result in termination of our agreements with them.

Our recent cost reduction measures may not result in the anticipated benefits.

During the fiscal year ended September 30, 2003, we restructured our operations, including decreasing headcount on our base business, excluding Thompson, by approximately 63 employees. During restructuring operations in fiscal year 2002, we decreased headcount by approximately 89 employees. The restructuring and reductions in force could have an adverse impact on our business, including our ability to attract and retain customers or employees, and the timing of release of new products and services. We cannot assure you that restructuring will achieve the desired financial benefits or that the reduction in headcount will not have an adverse impact on our business or future operating results.

From time to time, we are or may be subject to litigation that could result in significant costs to us.

From time to time, we have been, and may continue to be, subject to litigation in the ordinary course of our business. Litigation against us may include claims of infringement of intellectual property rights by us, claims for damages related to errors and defects in our products and services and other claims. As a result, we could incur significant expenses to defend against these claims or we could have to pay substantial amounts of damages, which could materially harm our business and divert our management’s attention from our core business.

We are currently involved in litigation with one of our former resellers. That reseller has alleged claims based on, among other things, breach of contract and copyright infringement. Although we are vigorously defending against the claims of this reseller, we cannot assure you that we will prevail. See “Business—Legal Proceedings” for a further description of this proceeding and another threatened claim.

Our software products may contain defects or errors which could decrease sales, injure our reputation or delay shipments of our products.

The software products that we develop are complex and must meet the stringent technical requirements of our customers. In addition, to keep pace with the rapid technological change in our industry and to avoid the obsolescence of our software products, we must quickly develop new products and enhancements to existing products. Because of this complexity and rapid development cycle, we cannot assure you that our software products are free of undetected errors, especially in newly released software products and new versions of existing software products. If our software is not free of errors, this could result in litigation, fewer sales, increased product returns, damage to our reputation and an increase in service and warranty costs, which would adversely affect our business.

An impairment of the value of our investments or acquired intangible assets could significantly reduce our earnings.

We periodically review several items on our balance sheet for impairment and record an impairment charge if we determine that the value of our assets has been impaired. As of December 31, 2003, we had approximately $27.9 million in net goodwill, $3.3 in other intangible assets and $4.1 million in investments, consisting primarily of our 49% equity position in Alps. We account for the Alps investment under the equity method of accounting. We recognized approximately $14.1 million in goodwill in connection with our acquisition of Thompson in 2003. We periodically review these assets for impairment. If we determine that the carrying value of these assets are not recoverable, we would record an impairment charge against our results of operations. Such an impairment charge may be significant, and we are unable to predict the amount, if any, of potential future impairments. In addition, if we engage in additional acquisitions, we may incur additional goodwill and intangible assets.

We may not be able to fully use our net operating loss carryforwards to reduce our future taxable income, if any.

As of December 31, 2003, we had approximately $26.6 million in net operating loss carryforwards. These net operating loss carryforwards could reduce our taxable income in future years. However, they are scheduled to expire at various dates beginning in 2021, and we may not be able to fully use these net operating carryforwards to offset any future taxable income we may earn.

Unauthorized access to our systems, an interruption of our services or a system failure would harm our business.

Our operations depend in part on our ability to maintain our computer equipment and systems in effective working order. Unauthorized access or damage or interruption from fire, natural disaster, power loss, sabotage, network failure or similar events could halt or interrupt our operations. Although we have established procedures designed to prevent or address these events, we cannot assure you that our computer equipment and systems are not vulnerable to such an interruption.

Risks Related to Our Common Stock and This Offering

Market volatility may affect our stock price, and the value of your investment in our common stock may experience sudden decreases.

There has been, and will likely continue to be, significant volatility in the market price of securities of technology companies, including ours. These fluctuations can be unrelated to the operating performance of these companies. During the period from January 1, 2003 to February 19, 2004, the lowest and highest reported trading prices of our common stock on the NASDAQ National Market were $3.11 and $15.70, respectively. Factors such as the following could cause the market price of our common stock to fluctuate substantially:

•	announcements of new products by us or our competitors;

•	litigation involving us;

•	quarterly fluctuations in our financial results or other software companies’ financial results;

•	shortfalls in our actual financial results compared to our guidance or results previously forecasted by stock market analysts;

•	acquisitions or strategic alliances by us or our competitors;

•	our stock repurchase program;

•	the gain or loss of a significant customer; and

•	general conditions in the software industry and conditions in the financial markets.

A decline in the market price of our common stock could cause you to lose some or all of your investment and may adversely impact our ability to attract and retain employees, acquire other companies or businesses and raise capital. In addition, stockholders may initiate securities class action lawsuits if the market price of our stock drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management.

We may invest or spend the proceeds in this offering in ways with which you may not agree and in ways that may not earn a return to our stockholders.

We intend to use the proceeds from this offering primarily for working capital and for general corporate purposes, including possible acquisitions. However, we will retain broad discretion over the use of proceeds from this offering. You may not agree with the way we decide to use these proceeds, and our use of the proceeds may not yield a significant return or any return at all for our stockholders.

New investors in our common stock will experience immediate and substantial dilution.

The offering price of our common stock will be substantially higher than the net tangible book value of our common stock immediately after the offering. As a result, purchasers of our common stock in this offering will incur immediate and substantial dilution of approximately $9.35 per share, based on an assumed public offering price of $14.45 per share. Those purchasers could experience additional dilution upon the exercise of outstanding stock options and warrants. See “Dilution” for a more detailed discussion of the dilution new investors will incur in this offering.

We do not intend to pay cash dividends on our common stock in the foreseeable future.

We have never paid cash dividends on our common stock, and we currently intend to retain earnings, if any, to fund the development and growth of our business. In addition, the right of holders of our common stock to receive dividends declared by our board of directors may be restricted to the extent we issue shares of preferred stock with dividend rights superior to that of our common stock. See “Description of Capital Stock—Preferred Stock.” Because we do not anticipate paying cash dividends for the foreseeable future, our stockholders will not realize a return on their investment unless the trading price of our common stock appreciates, which we cannot assure.

A decision by any of our significant stockholders to sell substantial amounts of our common stock could depress our stock price.

Based on filings with the SEC, three of our stockholders own approximately 24% of the outstanding shares of our common stock as of February 13, 2004. A decision by any of these stockholders to sell a substantial amount of our common stock could cause the trading price of our common stock to decline substantially.

Provisions of our charter documents and Delaware General Corporation Law may deter a change of our control which may be favorable to you.

Certain provisions of our charter documents could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions include:

•	granting our board of directors the authority to issue “blank check” preferred stock without stockholder approval;

•	limitations on our stockholders’ ability to call special meetings; and

•	advance notice requirements for nominations for election to our board of directors and for proposing matters to be acted on by stockholders at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law generally prohibits us from engaging in any business combination with certain persons who own 15% or more of our outstanding voting stock or any of our associates or affiliates who at any time in the past three years have owned 15% or more of our outstanding voting stock. These provisions could adversely affect the price that investors are willing to pay for shares of our common stock and prevent you from realizing a premium that stockholders may receive in connection with a corporate takeover.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, and the documents we incorporate by reference into this prospectus, contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, and are subject to the “safe harbor” created by those sections. For this purpose, any statements that relate to future events or conditions, including, without limitation, the statements included or incorporated by reference into this prospectus that are not historical facts, including statements regarding industry prospects and our prospective results of operations or financial position, may be deemed to be forward-looking statements. The words “believe,” “anticipate,” “plan,” “expect” and similar expressions are intended to identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Such forward-looking statements represent our current expectations and are inherently uncertain. The important factors discussed above under “Risk Factors,” among others, could cause actual results to differ materially from those indicated by these forward-looking statements. Forward-looking statements represent our views as of the date of the document in which the forward-looking statement is contained. While we may elect to update these forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. You should, however, review the reports we file from time to time with the SEC. See “Where You Can Find More Information.” For these reasons, you should not unduly rely on any forward-looking statements.

USE OF PROCEEDS

We estimate the net proceeds from this offering to be approximately $47.2 million, or $54.4 million if the underwriters exercise their over-allotment option in full, based on an assumed public offering price of $14.45 per share, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

We intend to use the net proceeds from this offering primarily for working capital and for general corporate purposes, including possible acquisitions. We currently have no commitments, agreements or understandings with respect to any such acquisitions.

The amounts we actually spend for any specific purpose may vary significantly and will depend on a number of factors. Accordingly, our management has broad discretion to allocate the net proceeds. Pending the uses described above, we intend to invest the net proceeds of this offering in a variety of investments, including short-term, interest-bearing, investment-grade securities.

PRICE RANGE OF COMMON STOCK

Our common stock has been quoted on the NASDAQ National Market under the symbol “MAPS” since 1994. The following table sets forth the high and low sale prices per share of our common stock as reported on the NASDAQ National Market for the periods indicated. These prices do not include retail markups, markdowns or commissions.

	Common Stock Price
	High	Low
Fiscal Year Ended September 30, 2002
First Quarter	$17.37	$6.05
Second Quarter	$16.51	$8.45
Third Quarter	$12.20	$8.67
Fourth Quarter	$9.80	$3.95
Fiscal Year Ended September 30, 2003
First Quarter	$7.75	$3.30
Second Quarter	$5.99	$3.11
Third Quarter	$7.85	$3.82
Fourth Quarter	$12.80	$6.83
Fiscal Year Ended September 30, 2004
First Quarter	$10.68	$8.27
Second Quarter (through February 19, 2004).	$15.70	$10.06

On February 19, 2004, the last reported sale price of our common stock on the NASDAQ National Market was $14.451 per share. As of February 13, 2004, there were approximately 521 holders of record of our common stock.

DIVIDEND POLICY

We have never paid cash dividends on our common stock. We currently intend to retain earnings, if any, to fund the development and growth of our business and do not anticipate paying cash dividends for the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, future restrictions in any agreements to which we are a party, current and anticipated cash needs and plans for expansion.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of December 31, 2003:

•	on an actual basis; and

•	on an as adjusted basis to reflect the issuance and sale of 3,500,000 shares of our common stock in this offering, at an assumed public offering price of $14.45 per share, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

You should read the following table together with “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and the consolidated financial statements and related notes, which are included elsewhere and incorporated by reference in this prospectus.

	As of December 31, 2003
	Actual	As Adjusted
	(unaudited)
	(in thousands, except share and per share data)
Cash, cash equivalents and short-term investments(1)	$35,392	$82,633

Long-term debt, net of current portion	16,569	16,569

Stockholders’ equity:
Common stock, $0.002 par value per share; 50,000,000 shares authorized; 15,687,210 shares issued and outstanding, actual; 19,187,210 shares issued and outstanding, as adjusted	31	38
Preferred stock, $0.01 par value per share; 1,000,000 shares authorized; no shares issued or outstanding, actual and adjusted	—	—
Additional paid-in capital	53,418	100,652
Retained earnings	26,362	26,362
Accumulated other comprehensive income	1,866	1,866

Total stockholders’ equity	81,677	128,918

Total capitalization	$98,246	$145,487

(1)	Includes $753 in restricted cash.

The above table does not include the following:

•	2,790,564 shares of common stock issuable upon exercise of options outstanding as of December 31, 2003 and issued under our current stock incentive and stock option plans at a weighted average exercise price of $10.72 per share; and

•	683,347 shares of common stock reserved for future issuance as of December 31, 2003 under our current stock incentive and stock option plans, which includes 149 shares of common stock reserved for future issuance under our employee stock purchase plan.

DILUTION

If you invest in our common stock, you will experience dilution to the extent of the difference between the public offering price per share you pay in this offering and the net tangible book value per share of our common stock immediately after this offering. Our net tangible book value as of December 31, 2003 was approximately $50.5 million, or $3.22 per share. Net tangible book value per share represents our total tangible assets, which excludes goodwill and other intangible assets, less our total liabilities, all divided by the aggregate number of shares of our common stock outstanding as of December 31, 2003.

After giving effect to the sale of the 3,500,000 shares of our common stock in this offering, at an assumed public offering price of $14.45 per share and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us, our net tangible book value at December 31, 2003 would have been approximately $97.8 million, or $5.10 per share. This represents an immediate increase in net tangible book value of $1.88 per share to existing stockholders and an immediate dilution of $9.35 per share to new investors. Dilution per share represents the difference between the amount per share paid by the new investors in this offering and the net tangible book value per share at December 31, 2003, as adjusted to give effect to this offering.

The following table illustrates this per share dilution to new investors:

Assumed public offering price per share		$14.45
Net tangible book value per share as of December 31, 2003	$3.22
Increase in net tangible book value per share attributable to new investors	1.88

As adjusted net tangible book value per share after this offering		5.10

Dilution per share to new investors		$9.35

If the underwriters exercise their over-allotment option in full, the as adjusted net tangible book value would increase to approximately $5.32 per share, representing an increase in as adjusted net tangible book value of $2.10 per share to existing stockholders, and there would be an immediate dilution of $9.13 per share to new investors.

The number of shares of common stock outstanding used for existing stockholders in the table and calculations above is based on 15,687,210 shares outstanding as of December 31, 2003 and excludes:

•	2,790,564 shares of common stock issuable upon exercise of options outstanding as of December 31, 2003 and issued under our current stock incentive and stock option plans at a weighted average exercise price of $10.72 per share; and

•	683,347 shares of common stock reserved for future issuance as of December 31, 2003 under our current stock incentive and stock option plans, which includes 149 shares of common stock reserved for future issuance under our employee stock purchase plan.

The exercise of outstanding options having an exercise price less than the public offering price will increase dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

(In thousands, except per share data)

The selected consolidated financial data presented below as of and for the fiscal years ended September 30, 1999, 2000, 2001, 2002 and 2003 have been derived from our consolidated financial statements that have been audited by PricewaterhouseCoopers LLP, independent accountants. The selected consolidated financial data for the three-month periods ended December 31, 2002 and 2003 and as of December 31, 2003 have been derived from our unaudited consolidated financial statements. In the opinion of our management, such unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our operating results and financial position for such periods and as of such date. Our operating results for the three months ended December 31, 2003 are not necessarily indicative of the results to be expected for the entire fiscal year ending September 30, 2004. The financial data presented below is only a summary and should be read in conjunction with the other financial information appearing elsewhere in this prospectus or incorporated by reference into this prospectus.

	Fiscal Year Ended September 30,						Three Months Ended December 31,
	1999		2000	2001	2002	2003	2002	2003
							(unaudited)
Consolidated Statements of Operations Data:
Net revenues:
Products	$68,169		$87,946	$99,150	$83,211	$85,423	$18,670	$22,415
Services	6,187		8,214	10,884	9,387	20,832	2,192	6,172

Total net revenues	74,356		96,160	110,034	92,598	106,255	20,862	28,587

Cost of revenues:
Products	10,857		15,136	17,076	16,357	17,562	3,725	4,444
Services	4,785		5,817	9,987	8,744	14,049	2,104	3,917

Total cost of revenues	15,642		20,953	27,063	25,101	31,611	5,829	8,361

Gross profit	58,714		75,207	82,971	67,497	74,644	15,033	20,226

Operating expenses:
Research and development	11,253		14,514	19,144	19,657	20,387	4,841	5,077
Selling and marketing	31,538		36,984	43,198	38,901	41,011	9,854	10,221
General and administrative	10,193		12,524	16,127	13,183	15,329	3,525	3,818

Total operating expenses	52,984		64,022	78,469	71,741	76,727	18,220	19,116

Operating income (loss)	5,730		11,185	4,502	(4,244)	(2,083)	(3,187)	1,110
Interest and other income (expense), net	978		1,599	(384)	178	333	38	(49)

Income (loss) before provision for (benefit from) income taxes	6,708		12,784	4,118	(4,066)	(1,750)	(3,149)	1,061
Provision for (benefit from) income taxes	2,198		4,730	1,235	(1,711)	(665)	(1,260)	424

Net income (loss)	$4,510		$8,054	$2,883	$(2,355)	$(1,085)	$(1,889)	$637

Earnings (loss) per share:
Basic	$0.35	(1)	$0.60	$0.20	$(0.16)	$(0.07)	$(0.12)	$0.04
Diluted	$0.33	(1)	$0.54	$0.19	$(0.16)	$(0.07)	$(0.12)	$0.04
Weighted average shares outstanding:
Basic	12,915	(1)	13,499	14,518	15,041	15,307	15,145	15,651
Diluted	13,606	(1)	14,879	15,553	15,041	15,307	15,145	16,120

(1)	Reflects a three-for-two stock split effected January 2000 and a three-for-two stock split effected September 2000.

	As of September 30,							As of December 31,
	1999	2000	2001	2002		2003		2003
								(unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$28,861	$39,023	$29,274	$36,129	(1)	$34,829	(1)	$35,392	(1)
Working capital(2)	31,820	39,776	30,200	31,466		26,293		21,719
Total assets	66,799	89,719	108,079	116,678		132,972		140,224
Long-term debt, net of current portion	—	—	—	10,500		16,895		16,569
Total stockholders’ equity	45,804	61,818	77,283	77,091		79,286		81,677

(1)	Includes $753 of restricted cash.
(2)	Represents current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere and incorporated by reference in this prospectus. This discussion contains forward-looking statements based on current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions, as set forth under “Special Note Regarding Forward-Looking Statements.” Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the following discussion and under “Risk Factors,” “Business” and elsewhere in this prospectus.

Overview

We are a leading provider of location-based business intelligence solutions that help organizations make more insightful decisions. Our integrated offering of software, data sets and services helps organizations in vertical markets, including telecommunications, the public sector, retail, insurance and financial services, solve complex business problems where location is a critical consideration. In the private sector, businesses use our products and services for marketing, customer service, risk analysis, network planning, asset management, site selection and routing. In the public sector, government agencies use our products and services to improve public safety and for crime analysis, homeland security-related applications and emergency preparedness and response. By using our products and services, organizations can uncover valuable location-based intelligence that is not typically recognized in traditional analytical methods, which can provide them with a competitive advantage in today’s challenging business environment.

Our recently introduced standards-based enterprise location platform, Envinsa, allows organizations to rapidly build location-based applications, which they can provide to their customers as well as use internally in their own organizations. Envinsa was designed to be a single platform combining different components of location-based business intelligence functionality. Envinsa is modular in nature, meaning that enterprises and organizations can deploy and use pieces of the platform, depending on their needs. Envinsa scales to support large enterprises with thousands of users and is designed to integrate with existing information technology, or IT, systems. In addition to this platform, our set of core capabilities consisting of mapping tools, geocoding tools and routing tools can be purchased in the form of discrete products. We also offer data sets to our customers. Some data that is used in our solutions, such as addresses, area codes or postal codes, already exists in corporate databases. However, in many cases customers choose to use our data sets, which are more granular and sophisticated. We also offer consulting and analytical services to customers in order to help them build predictive models for, and generate answers to, location-oriented problems.

We develop solutions directly for our customers and also work with technology vendors, including Agilent Technologies, Business Objects, Cognos, IBM, MicroStrategy, Oracle, Siebel Systems and Siemens. We market our solutions through a worldwide network comprised of a direct sales organization, VARs, systems integrators, distributors and OEMs. More than 7,000 organizations in numerous industry sectors around the world utilize our products and services, including AT&T, Brinker International, The Gap, The Home Depot, MasterCard International, The State of New York, TD Canada Trust and Vodafone.

In fiscal year 2003, we increased our focus on vertical markets, where we believe we can build on our domain expertise and location is critical to helping customers achieve their strategic objectives. These vertical markets include telecommunications, retail, the public sector, insurance and financial services. To ensure that we are directing our energies toward meeting customer needs at all times, we have established teams that bring together sales, marketing, services and product management. With this structure, we believe we will deepen long-standing, and create new, customer relationships, while enhancing our expertise in target markets and delivering focused solutions.

We conduct business globally and are managed geographically. In addition, from April 2002 through fiscal year 2003, we organized our sales and marketing and some engineering activities into the following three strategic business units: location-based intelligence, predictive analytics and location-based services. The change to the strategic business unit structure allowed us to focus our selling and marketing efforts on specific value propositions associated with each of the business units. At the beginning of fiscal year 2004, we further focused our selling and marketing efforts around customer needs in targeted vertical markets. Based on the criteria set forth in SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information,” we had reportable segments by geography prior to April 1, 2002. After we organized into strategic business units on April 1, 2002, we had reportable segments by strategic business unit through September 30, 2003. With our current focus on vertical markets by geographic location, we report segments by geography after September 30, 2003. Our financial systems track revenues and costs by geographic location.

During fiscal years 2002 and 2003, in response to a reduction in spending by telecommunication companies and reduced IT spending in most of our markets, we undertook measures to reduce our operating expenses. Overall expense reductions included headcount reductions, restructuring of our business model in Japan and the consolidation of our Canadian operations. In February 2002, we increased our ownership position in our Japanese distributor, Alps, from 17% to 49% and granted Alps exclusive distribution rights in Japan to our software products. This enabled us to close our sales office in Japan. In Canada, we consolidated our Canadian sales and marketing operations and our research and development group into a single facility in Toronto. The purpose of the consolidation was to increase operational efficiency, improve communications and reduce operating costs. As a result of these and other restructuring actions, our total headcount, excluding 90 employees that were added as a result of the Thompson acquisition, was reduced to 609 at December 31, 2003 from 668 at December 31, 2002 and 740 at December 31, 2001.

Thompson Acquisition

Throughout our history, we have used strategic acquisitions to augment our products, services and technology offerings, expand our sales channels and geographic presence and enhance our domain knowledge in targeted vertical markets.

On January 6, 2003 we acquired substantially all of the assets and assumed certain liabilities of Thompson, a privately held company headquartered in Ann Arbor, Michigan. Thompson is a provider of location-based analytical services and business intelligence software for the retail, restaurant and real estate vertical markets. We expect the acquisition to strengthen our presence in these vertical markets. The initial purchase price was $13.5 million, including acquisition-related costs. In addition, in accordance with the purchase agreement, Thompson was entitled to earn up to $6.1 million in contingent consideration based on Thompson’s profitability following the acquisition. On November 26, 2003, based on the operating performance achieved by Thompson to date and in order to facilitate the integration of Thompson’s operations, we agreed to pay Thompson the full contingent payment, $5.1 million of which will be paid on March 1, 2004 and the remaining $1.0 million of which will be paid on October 1, 2004. These payments will be recorded as an addition to goodwill. The initial purchase price was financed with $9.9 million in cash on hand, $3.0 million in borrowings under our bank credit facility and $556 thousand in cash on hand, paid in April 2003 as a result of the closing balance sheet working capital adjustment. The total book value of Thompson’s net assets we acquired was $2.5 million. Goodwill recorded as a result of the acquisition totaled $14.1 million, including the earn-out. Intangible assets acquired, other than goodwill, totaled $3.0 million. The acquisition is being accounted for as a purchase, and, accordingly, we have included the results of operations in our financial statements effective January 6, 2003. Ninety employees of Thompson became our employees upon the acquisition.

Sources of Revenue

We derive our revenue from product licenses and services fees. We also derive revenue from annual maintenance fees on both our software and data products. We market our solutions through a worldwide network comprised of a direct sales organization, VARs, systems integrators, distributors and OEMs.

Revenues generated in the United States represented approximately 47% of our total revenues for the fiscal year ended September 30, 2003 and 49% of our total revenues for the fiscal quarter ended December 31, 2003. As of December 31, 2003, we had sales offices located internationally in Canada, the United Kingdom, Germany, Australia, Singapore, Spain, Italy, Sweden and The Netherlands.

Typically, we generate our highest quarterly revenues in our fourth fiscal quarter due primarily to year-end sales momentum, and we generate our lowest quarterly revenues in our first fiscal quarter due primarily to a shorter selling season as a result of calendar year-end holidays.

Product Revenue.

We earn product revenues from software licenses and data products. We license our software products primarily under perpetual licenses, and we license our data products primarily under a term license, typically one year. We recognize revenue from licensing of products to an end user when persuasive evidence of an arrangement exists and the product has been delivered to the customer, provided there are no uncertainties surrounding product acceptance, the fees are fixed or determinable and collectibility is probable. The revenue related to maintenance for software and data products is deferred and recognized ratably over the term of the agreement, which, in both cases, is typically one year. We consider all arrangements with payment terms that extend beyond twelve months not to be fixed or determinable, and revenue is recognized for these arrangements when the fee becomes due. If collectibility is not considered probable for reasons other than extended payment terms, revenue is recognized when the fee is collected.

Services Revenue.

Historically, we derived services revenue primarily from consulting, technical support arrangements and training. Since our acquisition of Thompson in January 2003, we derive a significant portion of our services revenue from analytical services. We recognize technical support revenue using the straight-line method over the period that the support is provided, which is typically one year. Revenue from training arrangements is recognized as the services are performed. Revenue from consulting and analytical services is recognized as the services are performed and upon customer acceptance when required.

Deferred Revenue.

At December 31, 2003, we had deferred revenues of approximately $13.0 million, primarily consisting of revenues related to post-contract customer support, including maintenance for software and data products and technical support, which is deferred and recognized ratably over the term of the agreement.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operation are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the amounts reported for assets, liabilities, revenues, expenses and the disclosure of contingent liabilities. Management evaluates these estimates, including those related to product returns, bad debts, inventories, investments, intangible assets, goodwill, income taxes, restructuring, contingencies and litigation, on an on-going basis. The estimates are based on historical experience and on various assumptions that management believes are reasonable. When the basis for carrying values of assets and liabilities is not apparent from other sources, the carrying values are determined from these estimates. Our actual results may differ from these estimates under different conditions or assumptions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

•	Allowance for Doubtful Accounts and Sales Returns. We record reductions to revenue for estimated product returns. We maintain an allowance for doubtful accounts for estimated losses resulting from inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in their inability to make payments, or if our estimated allowances prove inaccurate, an additional allowance may be recognized. Our estimate for the allowance for doubtful accounts and sales returns is based on historical collections and sales returns experience. In addition, we review the status of the current trade receivables, reserving amounts deemed to pose a material collection or sales return risk.

•	Revenue Recognition. We recognize revenue in accordance with Statement of Position 97-2, “Software Revenue Recognition,” or SOP 97-2, and SOP 98-9, “Software Revenue Recognition with Respect to Certain Transactions.” In accordance with SOP 97-2, we recognize revenue when persuasive evidence of an arrangement exists, delivery of the product has occurred, no significant obligations remain, the fee is fixed or determinable and collectibility is probable. Revenue earned on software arrangements involving multiple elements is allocated to each element based on the relative fair value of each element. In general, revenue related to post-contract customer support, including maintenance and technical support, is deferred and recognized ratably over the term of the agreement. In general, revenue from customer training, consulting, analytical and other services is recognized when the service is performed.

•	Impairment of Intangible Assets. Intangible assets other than goodwill are amortized on a straight-line basis over the estimated useful lives of three to ten years, with the exception of certain trademarks, which have been determined to have an indefinite useful life and therefore are not subject to amortization. We review our intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Management’s determination of impairment is based on estimates of future cash flows. If an intangible asset is considered to be impaired, the amount of the impairment will equal the excess of the carrying value over the fair value of the asset.

•	Goodwill Impairment. Effective October 1, 2001, we adopted Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets,” or SFAS No. 142. In accordance with SFAS No. 142, we do not amortize goodwill. We test goodwill for impairment on an annual basis or when a triggering event occurs and write down goodwill if it is determined that the asset has been impaired.

•	Investments Impairment. We hold minority interests in companies having operations or technology in areas within our strategic focus. Currently, the most significant of these is Alps, which, as of December 31, 2003, has a carrying value of $4.5 million, including $1.3 million of goodwill. We record an investment impairment charge when an investment has experienced a decline in value that we believe is not temporary. Future adverse changes in market conditions or poor operating results of one or more of our underlying investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in their current carrying values. This may require an impairment charge in the future.

•

Deferred Tax Assets.  At December 31, 2003, we had net deferred tax assets of $16.1 million, reflecting tax credit carryforwards, net operating losses and other deductible temporary differences, which may reduce taxable income in future years. We are required to assess the realization of our deferred tax assets. Significant changes in circumstances may require adjustments in future periods. Our future tax benefits related to foreign tax credits are fully reserved as it is more likely than not that they will not be realized due to their relatively short carryforward periods. Although realization is not assured, we have concluded that it is more likely than not that the remaining net deferred tax assets will be realized principally based upon forecasted taxable income generally within the 20-year research and development credit and net operating loss carryforward periods, giving consideration to the benefits realized to date through our restructuring program. The amount of the net deferred tax assets actually realized could vary if there are differences in the timing or amount of future reversals of existing deferred tax liabilities or changes in the actual amounts of future taxable income. If our forecast is determined to no longer be reliable due to uncertain market conditions or our results of operations do not continue to improve, our long-term forecast will require reassessment. As a result, we may need to establish additional valuation allowances for all or a portion of the net deferred tax assets.

Results of Operations

The following table sets forth our historical results of operations expressed as a percentage of total revenue for the fiscal years ended September 30, 2001, 2002 and 2003 and the three months ended December 31, 2002 and 2003:

	Percentage of Total Revenue
	Year Ended September 30,			Three Months Ended December 31,
	2001	2002	2003	2002	2003
				(unaudited)
Net revenues:
Products	90%	90%	80%	89%	78%
Services	10	10	20	11	22

Total net revenues	100	100	100	100	100

Cost of revenues:
Products	16	18	17	18	16
Services	9	9	13	10	14

Total cost of revenues	25	27	30	28	29

Gross profit	75	73	70	72	71

Operating expenses:
Research and development	17	21	19	23	18
Selling and marketing	39	42	39	47	36
General and administrative	15	14	14	17	13

Total operating expenses	71	77	72	87	67

Income (loss) from operations	4	(5)	(2)	(15)	4
Other income (expense), net	—	—	—	—	—

Income (loss) before provision for taxes	4	(4)	(2)	(15)	4
Provision for (benefit from) income taxes	1	(2)	(1)	(6)	1

Net income (loss)	3%	(3)%	(1)%	(9)%	2%

Comparison of the Three Months Ended December 31, 2003 and 2002

Revenue.

Revenues for the first quarter of fiscal year 2004 increased by $7.7 million, or 37%, to $28.6 million from $20.9 million in the same period a year ago. Revenues from Thompson, which we acquired on January 6, 2003, accounted for $4.5 million of the revenue increase. On a geographic basis, revenues in the Americas increased by $5.9 million, or 56%, compared to the same period a year ago, including Thompson revenue of $4.5 million. Europe, Africa and the Middle East, or EAME, revenues increased by $1.2 million, or 17%, and revenues in the Asia-Pacific region increased by $574 thousand, or 21%, compared to the same period a year ago. The strengthening of foreign currencies against the U.S. dollar added $1.5 million to first quarter of fiscal year 2004 revenue compared to the prevailing exchange rates in the comparable period from the prior year.

Product revenues, which include software, data and solutions, increased by $3.7 million, or 20%, to $22.4 million in the first fiscal quarter of fiscal year 2004, from $18.7 million in the first quarter of the prior fiscal year. Thompson’s product revenues were $1.1 million for the first quarter of fiscal year 2004. The remaining increase in product revenues was primarily due to increased IT spending by telecommunications companies.

Services revenue, which includes consulting services, technical support and training, increased by $4.0 million, or 182%, to $6.2 million for the first quarter of fiscal year 2004, from $2.2 million in the first quarter of the prior fiscal year. The increase in services revenue was primarily due to the increase in services revenue from Thompson, which accounted for $3.4 million in revenue for the first quarter of fiscal year 2004.

Cost of Revenue.

Cost of revenue consists primarily of salaries and related costs for engineers associated with consulting services, technical support personnel and training personnel and product royalties. Cost of revenue as a percentage of revenues increased to 29.2% in the first quarter of fiscal year 2004 from 27.9% in the same period a year ago. As a result, our gross profit margin decreased to 70.8% from 72.1% in the same period in the prior fiscal year. The lower margins are primarily attributable to increased services revenue, and the related costs, from the January 2003 Thompson acquisition. In general, services generate a lower gross profit margin than do products.

Cost of products revenue consists primarily of royalties, amortization of acquired intellectual property, operations and order fulfillment personnel, duplication charges and packaging supplies. Cost of product revenue as a percentage of product revenues decreased to 19.8% in the first quarter of fiscal year 2004 from 20.0% in the first quarter of the prior fiscal year.

Cost of services revenue consists primarily of salaries and related costs for technical support personnel and engineers associated with consulting and analytical services. Cost of services revenue as a percentage of services revenues decreased to 63.5% in the first quarter of fiscal year 2004 from 96.0% in the first quarter of the prior fiscal year, primarily as a result of increased services revenues from Thompson, which had a higher margin than our historical services revenue.

Operating Expenses.

Research and development expenses consist primarily of salaries, bonuses, benefits and related costs of engineering personnel. Research and development expenses increased 5% to $5.1 million in the first quarter of fiscal year 2004 from $4.8 million in the first quarter of the prior fiscal year. Thompson’s research and development expenses were $177 thousand in the first quarter of fiscal year 2004. At December 31, 2003, research and development headcount was 187, including five Thompson employees, compared to 193 at the end of the first quarter in the prior fiscal year. As a percentage of revenues, research and development expenses decreased to 17.8% in the first quarter of fiscal year 2004 compared to 23.2% in the prior fiscal year’s comparable period.

Selling and marketing expenses consist primarily of salaries, sales commissions, bonuses, benefits and related costs of sales and marketing personnel, trade shows and other marketing activities. Selling and marketing expenses increased 4% in the first quarter of fiscal year 2004 to $10.2 million from $9.9 million in the first quarter of fiscal year 2003. The increase was due to Thompson’s selling and marketing expenses of $737 thousand and $260 thousand in increased rent expense resulting from the abandonment of two office leases in the Americas, partially offset by a 10% reduction in sales and marketing headcount. At December 31, 2003, selling and marketing headcount was 233, including sixteen Thompson employees, compared to 239 at the end of the first quarter in the prior fiscal year. As a percentage of revenues, selling and marketing expenses in the first quarter decreased to 35.8% from 47.2% a year ago.

General and administrative expenses consist primarily of salaries, bonuses, benefits and related costs of finance and administrative personnel and outside service expenses, including legal and accounting fees. General and administrative expenses increased by 8% to $3.8 million in the first quarter of fiscal year 2004 from $3.5 million in the comparable period in fiscal year 2003. Thompson’s general and administrative expenses were $123 thousand for the first quarter of fiscal year 2004. The increase in general and administrative costs in the first quarter of fiscal year 2004 was primarily due to Thompson and increased professional fees. At December 31, 2003, general and administrative headcount was 121, including three Thompson employees, compared to 121 at the end of the first quarter in the prior fiscal year. As a percentage of revenues, general and administrative expenses in the first quarter of fiscal year 2004 decreased to 13.4% from 16.9% in the same period in the prior fiscal year.

Interest and other income (expense), net, in the first quarter of fiscal year 2004 of ($49) thousand was $87 thousand lower than the first quarter of the prior fiscal year. Interest expense increased by $163 thousand in the first quarter of fiscal year 2004, partially offset by an $82 thousand decrease in losses due to changes in foreign currency exchange rates.

The income tax expense in the first quarter of fiscal year 2004 is due to our pre-tax income versus an income tax benefit in the first quarter of the prior fiscal year due to a pre-tax loss. The effective income tax rate was 40% in the quarters ended December 31, 2003 and 2002.

Comparison of Fiscal Years Ended September 30, 2003, 2002 and 2001

Revenue.

In fiscal year 2003, net revenues increased by $13.7 million, or 15%, to $106.3 million, from $92.6 million in fiscal year 2002. Revenues in fiscal year 2003 resulting from our acquisition of Thompson in January 2003 were $12.8 million. On a geographic basis, revenues in the Americas increased by $9.8 million, or 19%, EAME revenues increased by $2.1 million, or 7% (0% on a constant currency basis), and Asia-Pacific revenues increased by $1.8 million, or 15% (3% on a constant currency basis). The strengthening of foreign currencies against the U.S. dollar added $4.1 million to revenue for fiscal year 2003 compared to the prevailing exchange rates in the prior year.

In fiscal year 2002, net revenues decreased by $17.4 million, or 16%, to $92.6 million, from $110.0 million in fiscal year 2001. On a geographic basis, revenues in the Americas decreased by $14.7 million, or 23%, EAME revenues decreased by $3.0 million, or 9% (11% on a constant currency basis), and Asia-Pacific revenues increased by $295 thousand, or 2% (1% on a constant currency basis). The revenue decline in the Americas was mainly attributable to reduced spending by telecommunication companies due to the broad decline in telecommunications industry demand. Also affecting revenues in the Americas was the slowing in the rate of new customer acquisition, which we believe was due to overall reduced IT spending across the American economy. Europe was also affected by the slowing in the rate of new customer acquisition, which we believe was due to an overall reduction in IT spending across European markets. The increase in Asia-Pacific revenues was mainly attributable to Australia, where revenues increased by $2.3 million, or 36%, primarily due to our March 2001 acquisition of ERSIS Australia Pty Ltd. Partially offsetting the increase in Australia were declines in China and Japan of $1.0 million and $700 thousand, respectively. The decline in China reflected reduced sales by our principal distributor. In Japan, we changed our distribution model in February 2002 by increasing our ownership in Alps from 17% to 49% and granting Alps exclusive distribution rights in Japan to our software products. This enabled us to close our sales office in Japan in the third quarter of fiscal year 2002. Under the exclusive distribution agreement, all of our sales in Japan are earned by Alps.

The Americas represented 56%, 54% and 59% of our revenues in fiscal years 2003, 2002 and 2001, respectively. EAME represented 31%, 33% and 30% and Asia-Pacific represented 13%, 13% and 11% of our revenues in fiscal years 2003, 2002 and 2001, respectively.

Product revenues increased by $2.3 million, or 3%, to $85.5 million in fiscal year 2003, from $83.2 million for the prior fiscal year. Thompson’s product revenues were $2.4 million for fiscal year 2003. Geographically, product revenues decreased 3% in the Americas, increased 7% in EAME and increased 15% in the Asia-Pacific region from the prior fiscal year.

In fiscal year 2002, product revenues decreased by $15.9 million, or 16%, to $83.1 million, from $99.2 million for fiscal year 2001. The decrease in product revenues was primarily due to reduced spending by telecommunications companies in the Americas. Geographically, product revenues decreased 23% in the Americas, decreased 9% in EAME and increased 2% in the Asia-Pacific region from fiscal year 2001.

Services revenue increased by $11.4 million, or 122%, to $20.8 million for fiscal year 2003, from $9.4 million for the prior fiscal year. The increase in services revenue was primarily due to the increase in consulting services revenue from Thompson, which accounted for $10.3 million in services revenue for fiscal year 2003. Geographically, services revenues increased 217% in the Americas, increased 7% in EAME and increased 9% in the Asia-Pacific region when compared to the prior year.

In fiscal year 2002, services revenue decreased by $1.5 million, or 14%, to $9.4 million from $10.9 million for fiscal year 2001. The decrease in services revenue was primarily due to overall reduced IT spending in the Americas. Geographically, services revenue decreased 20% in the Americas, decreased 10% in EAME and increased 9% in the Asia-Pacific region, when compared to fiscal year 2001.

Cost of Revenue.

Cost of revenue as a percentage of net revenues was 29.8% in fiscal year 2003, representing an increase of 2.7% from fiscal year 2002. As a result, our gross profit margin decreased to 70.2% from 72.9% in the prior year. The lower margins in fiscal year 2003 are attributable to increased services revenue primarily due to the Thompson acquisition. Services generally generate a lower gross profit margin for us than products. Our gross profit margin on product revenue was 79.4%, 80.3% and 82.8% for fiscal year 2003, 2002 and 2001, respectively. Our gross profit margin on services revenue was 32.6%, 6.8% and 8.2% for fiscal year 2003, 2002 and 2001, respectively. Cost of revenues as a percentage of net revenues was 27.1% in fiscal year 2002, representing an increase of 2.5% from fiscal year 2001. As a result, our gross margin decreased to 72.9% in 2002 from 75.4% in 2001. The increase in cost of revenues in fiscal year 2002 was mainly attributable to our acquisition of Compusearch, Inc., a market analysis technology and services company that we acquired on December 8, 2000, and ERSIS Australia Pty Ltd., a value-added reseller of ours that we acquired on July 3, 2001, changes in our product mix, increased data royalties and a decline in the gross margin attributable to services.

Cost of product revenue as a percentage of product revenue increased to 20.6% in fiscal year 2003 from 19.7% in fiscal year 2002, primarily as a result of product mix, including an increase in the percentage of sales attributable to data products, which bear a higher royalty rate.

In fiscal year 2002, cost of product revenue as a percentage of product revenue increased to 19.7% from 17.2% in fiscal year 2001, primarily due to product mix.

Cost of services revenue as a percentage of services revenue decreased to 67.4% in fiscal year 2003 from 93.2% in fiscal year 2002, primarily as a result of increased services revenues from Thompson, which had a higher margin than our historical services revenue.

In fiscal year 2002, cost of services revenue as a percentage of services revenue increased to 93.2% from 91.8% in fiscal year 2001, primarily due to a decline in services revenue resulting from the overall economic slowdown.

Operating Expenses.

Research and development expenses were $730 thousand, or 4%, higher in fiscal year 2003 versus fiscal year 2002. The increase in research and development expenses was primarily attributable to the Thompson acquisition. In fiscal year 2002, research and development expenses were $513 thousand, or 3%, higher in fiscal year 2002 versus fiscal year 2001. The increase in fiscal year 2002 primarily related to additional research and development efforts in support of our location-based services initiative. Research and development headcount was 193 (including nine Thompson employees), 197 and 209 at the end of fiscal year 2003, 2002 and 2001, respectively. As a percentage of net revenues, research and development expenses were 19.2% in 2003, as compared with 21.2% in fiscal year 2002 and 17.4% in 2001. Capitalized product development costs were $213 thousand, $280 thousand and $657 thousand, in fiscal year 2003, 2002 and 2001, respectively. These amounts represented 1%, 1% and 3% of total research and development costs in fiscal year 2003, 2002 and 2001, respectively.

Selling and marketing expenses increased by $2.1 million, or 5%, in fiscal year 2003 versus fiscal year 2002. Selling and marketing expenses attributable to Thompson revenue were $2.5 million in fiscal year 2003. Partially offsetting the increase due to Thompson were headcount reductions and cost savings recognized in Japan, where we closed our sales office during the second quarter of fiscal year 2002. Selling and marketing expenses decreased by 10%, or $4.3 million, in fiscal year 2002. The decrease in fiscal year 2002 primarily related to the Americas, where selling and marketing expenses decreased by approximately $3.0 million, primarily due to a 21-person reduction in sales headcount. The Asia-Pacific region accounted for $1.3 million of the decrease primarily due to headcount reductions as a result of the closing of our sales office in Japan. Sales and marketing headcount was 240 (inclusive of seventeen Thompson employees), 247 and 280, at the end of fiscal year 2003, 2002 and 2001, respectively. As a percentage of net revenues, selling and marketing expenses were 38.6% in fiscal year 2003, compared to 42.0% in fiscal year 2002 and 39.3% in fiscal year 2001.

General and administrative expenses increased $2.1 million, or 16%, in fiscal year 2003 compared with fiscal year 2002. Thompson accounted for $600 thousand of the increase, and $1.0 million was attributable to severance and restructuring costs. The balance of the increase was due to increased professional fees in fiscal year 2003. General and administrative expenses decreased $2.9 million, or 18%, in fiscal year 2002 compared to the prior fiscal year. Approximately $1.7 million of the reduction was due to the reduction in goodwill amortization as a result the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets,” effective October 2001. The balance of the decrease related primarily to a reduction in overall spending in areas such as professional fees, travel, supplies, incentive compensation to executives and management and related benefits costs, among other things, due to concentrated efforts to reduce operating costs. General and administrative headcount was 114 (inclusive of three Thompson employees), 121 and 129 at the end of fiscal year 2003, 2002 and 2001, respectively. As a percentage of net revenues, general and administrative expenses were 14.4% in fiscal year 2003, 14.2% in fiscal year 2002 and 14.7% in fiscal year 2001.

Interest and other income (expense), net, increased by $155 thousand in fiscal year 2003. This increase was mainly attributable to equity income in our investment in Alps of approximately $897 thousand, and foreign exchange loss, which was $73 thousand in fiscal 2003 versus $542 thousand in fiscal year 2002. Fiscal year 2002 also included an increase to the valuation reserve for our equity investments of $618 thousand versus zero in fiscal year 2003. Partially offsetting the positive effects noted above was a decrease of $376 thousand in interest income, an increase of $973 thousand in interest expense, related primarily to the mortgage on our headquarters, and an increase in other expense of $267 thousand versus fiscal year 2002. In addition, fiscal year 2002 included a gain of $212 thousand from the sale of a minority share of an investment. Interest and other income (expense), net, increased $562 thousand in fiscal year 2002 compared to fiscal year 2001. The increase in fiscal year 2002 was primarily attributable to a reduction in the amounts expensed to increase the valuation reserve for our equity investments. In fiscal year 2002, we expensed $580 thousand versus $1.5 million in fiscal year 2001 to reduce the carrying value of certain equity investments. In addition, the elimination of equity investment goodwill amortization resulted in a favorable variance of approximately $300 thousand in fiscal year 2002. Partially offsetting the favorable variance was a decrease in fiscal year 2002 in interest income from short-term investments of $785 thousand resulting from decreased interest rates.

The benefit from income taxes in fiscal years 2003 and 2002 was increased by research and development credits. At September 30, 2003, we had net deferred tax assets of $16.0 million, reflecting tax credit carryforwards, net operating losses and other deductible temporary differences, which reduce taxable income in future years. We are required to periodically assess the realization of our deferred tax assets. Significant changes in circumstances may require adjustments during interim periods. Our future tax benefits related to foreign tax credits are fully reserved as it is more likely than not that they will not be realized due to their relatively short carryforward periods. Although realization is not assured, we have concluded that it is more likely than not that the remaining net deferred tax assets will be realized principally based upon forecasted taxable income generally within the 20-year research and development credit and net operating loss carryforward periods, giving consideration to the benefits realized to date through our restructuring program. The amount of the net deferred tax assets actually realized could vary if there are differences in the timing or amount of future reversals of existing deferred tax liabilities or changes in the actual amounts of future taxable income. If our forecast is determined to no longer be reliable due to uncertain market conditions or our results of operations do not improve, our long-term forecast will require reassessment. As a result, we may need to establish additional valuation allowances for all or a portion of the net deferred tax assets.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly results of operations data for the nine quarterly periods ended December 31, 2003, as well as such data expressed as a percentage of our total revenue for the periods presented. The information in the table below should be read in conjunction with our consolidated financial statements and the related notes included elsewhere, and incorporated by reference, in this prospectus. We have prepared this information on the same basis as the consolidated financial statements, and the information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Our quarterly operating results have varied substantially in the past and may vary substantially in the future. You should not draw any conclusions about our future results from the results of operations for any particular quarter.

	Three Months Ended
	Dec. 31, 2001	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003
	(unaudited)
	(in thousands, except per share amounts)
Net revenues:
Products	$20,434	$21,245	$20,173	$21,359	$18,670	$21,930	$21,659	$23,164	$22,415
Services	2,358	2,233	2,544	2,252	2,192	5,173	6,605	6,862	6,172

Total net revenues	22,792	23,478	22,717	23,611	20,862	27,103	28,264	30,026	28,587

Cost of revenues:
Products	3,982	4,089	3,893	4,393	3,725	4,542	4,662	4,633	4,444
Services	2,258	2,158	2,184	2,144	2,104	3,585	4,071	4,289	3,917

Total cost of revenues	6,240	6,247	6,077	6,537	5,829	8,127	8,733	8,922	8,361

Gross profit	16,552	17,231	16,640	17,074	15,033	18,976	19,531	21,104	20,226

Operating expenses:
Research and development	5,123	5,128	4,937	4,469	4,841	5,236	5,243	5,067	5,077
Sales and marketing	10,366	9,432	9,723	9,380	9,854	10,472	10,080	10,605	10,221
General and administrative	3,589	3,300	3,135	3,159	3,525	4,752	3,512	3,540	3,818

Total operating expenses	19,078	17,860	17,795	17,008	18,220	20,460	18,835	19,212	19,116

Income (loss) from operations	(2,526)	(629)	(1,155)	66	(3,187)	(1,484)	696	1,892	1,110
Interest and other income (expense), net	122	56	(76)	76	38	389	78	(172)	(49)

Income (loss) before provision for (benefit from) income taxes	(2,404)	(573)	(1,231)	142	(3,149)	(1,095)	774	1,720	1,061
Provision for (benefit from) income taxes	(817)	(225)	(725)	56	(1,260)	(353)	294	654	424

Net income (loss)	$(1,587)	$(348)	$(506)	$86	$(1,889)	$(742)	$480	$1,066	$637

Earnings (loss) per share:
Basic	$(0.11)	$(0.02)	$(0.03)	$0.01	$(0.12)	$(0.05)	$0.03	$0.07	$0.04
Diluted	$(0.11)	$(0.02)	$(0.03)	$0.01	$(0.12)	$(0.05)	$0.03	$0.07	$0.04
Weighted average shares outstanding:
Basic	14,931	15,010	15,137	15,086	15,145	15,240	15,382	15,460	15,651
Diluted	14,931	15,010	15,137	15,190	15,145	15,240	15,551	15,985	16,120

	Three Months Ended
	Dec. 31, 2001	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003
	(unaudited)
	(as a percentage of total revenue)
Net revenues:
Products	90%	90%	89%	90%	89%	81%	77%	77%	78%
Services	10	10	11	10	11	19	23	23	22

Total net revenues	100	100	100	100	100	100	100	100	100

Cost of revenues:
Products	17	17	17	19	18	17	16	15	16
Services	10	9	10	9	10	13	14	14	14

Total cost of revenues	27	27	27	28	28	30	31	30	29

Gross profit	73	73	73	72	72	70	69	70	71

Operating expenses:
Research and development	22	22	22	19	23	19	19	17	18
Sales and marketing	45	40	43	40	47	39	36	35	36
General and administrative	16	14	14	13	17	18	12	12	13

Total operating expenses	84	76	78	72	87	75	67	64	67

Income (loss) from operations	(11)	(3)	(5)	—	(15)	(5)	2	6	4
Interest and other income (expense), net	1	—	—	—	—	1	—	(1)	—

Income (loss) before provision for (benefit from) income taxes	(11)	(2)	(5)	1	(15)	(4)	3	6	4
Provision for (benefit from) income taxes	(4)	(1)	(3)	—	(6)	(1)	1	2	1

Net income (loss)	(7)%	(1)%	(2)%	0%	(9)%	(3)%	2%	4%	2%

Liquidity and Capital Resources

Operating Activities.

Net cash from operating activities was $1.2 million for the first quarter of fiscal year 2004 compared to net cash used from operating activities of $2.1 million for the same period in fiscal year 2003. Cash generated from operating activities in the first quarter of fiscal 2004 resulted primarily from cash received from revenues generated during the quarter and collections on our outstanding accounts receivable.

Net cash generated from operating activities was $6.1 million in fiscal year 2003 compared to $7.6 million in fiscal year 2002. The cash generated from operating activities in fiscal year 2003 included, among other things, $1.5 million in increased deferred revenues. This cash generation was partially offset by the net loss of $1.1 million and a net decrease in income taxes of $600 thousand.

Net cash generated from operating activities was $7.6 million in fiscal year 2002 compared to $11.6 million in fiscal year 2001. The cash generated from operating activities in fiscal year 2002 included, among other things, $7.2 million in the reduction of accounts receivable. This cash generation was partially offset by the net loss of $2.4 million, the provision for deferred income taxes of $3.0 million and a net decrease in accounts payable and accrued liabilities of $900 thousand.

Net cash generated from operating activities was $11.6 million in fiscal year 2001 compared to $19.2 million in fiscal year 2000. The cash generated from operating activities in fiscal year 2001 included, among other things, $2.9 million in net income.

Investing Activities.

Net cash used for investing activities for the first quarter of fiscal year 2004 was $525 thousand, which consisted of fixed asset additions of $351 thousand, capitalized product development costs of $545 thousand and a technology investment of $158 thousand, partially offset by a reduction of short-term investments of $529 thousand.

Net cash used for investing activities in fiscal year 2003 was $14.3 million. Investing activities primarily included: the $12.2 million acquisition of Thompson; $3.4 million in purchases of property and equipment (including $1.1 million for the construction of our new facility in Troy, New York); partially offset by net cash flows from short-term investments of $2.0 million.

Net cash used for investing activities in fiscal year 2002 was $5.9 million. Investing activities primarily included $14.5 million in purchases of property and equipment, including $11.7 million for the construction of our new facility in Troy, New York, partially offset by net cash flows from short-term investments of $6.5 million and long-term investments of $2.4 million. Included in long-term investments is the sale of our shares in Kartekkeskus OY for $1.0 million and the redemption of a debt instrument in Alps and the related hedge transaction totaling $1.5 million.

Net cash used for investing activities in fiscal year 2001 was $22.7 million and primarily included: $12.2 million in purchases of property and equipment, including $7.1 million for the purchase of land and the construction of our new building in Troy, New York; $4.3 million for the earn-out payment related to the December 1998 acquisition of On Target Mapping; a $1.0 million equity investment in November 2000 in Plurimus Corp., a privately held company; $5.8 million for the December 2000 acquisition of assets of Compusearch Inc.; and $1.4 million for the March 2001 acquisition of Ersis Australia Pty Limited, partially offset by net cash flows from short-term investments of $2.8 million.

Financing Activities.

Net cash used for financing activities for the first quarter of fiscal year 2004 was $138 thousand due to repayments of debt obligations of $389 thousand offset by proceeds from the exercise of stock options of $251 thousand.

Financing activities generated $8.9 million in fiscal year 2003, due to mortgage proceeds of $4.6 million, term loan proceeds of $3.0 million and proceeds from the exercise of stock options and our employee stock purchase plan of $2.2 million, partially offset by payments on long-term debt and capital leases of $593 thousand and the repurchase of 47,055 shares of common stock at an aggregate cost of $268 thousand.

Financing activities generated $11.6 million in fiscal year 2002, due to mortgage proceeds of $10.5 million and proceeds from the exercise of stock options and our employee stock purchase plan of $2.6 million, partially offset by the repurchase of 250,002 shares of common stock at an aggregate cost of $1.5 million.

Financing activities generated $4.2 million in fiscal year 2001, due to the proceeds from the exercise of stock options and our employee stock purchase plan, partially offset by the repurchase of 91,300 shares of common stock at an aggregate cost of $2.9 million.

Our cash, cash equivalents and short-term investments totaled $35.4 million at December 31, 2003, compared to $34.8 million at September 30, 2003. Our investment portfolio consisted primarily of short-term, investment-grade marketable securities.

Contractual Obligations.

The following table summarizes our contractual obligations as of December 31, 2003 (in thousands):

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	After 3 Years
Contractual Obligations:
Capital lease obligations	$638	$166	$472	$—
Other long-term debt	17,260	1,172	2,587	13,501
Earned contingent payments	6,100	5,100	1,000	—
Operating leases	24,466	5,192	9,806	9,468

Total contractual obligations	$48,464	$11,630	$13,865	$22,969

On November 26, 2003, we agreed to pay Thompson the $6.1 million contingent payment pursuant to the terms of the Thompson purchase agreement, $5.1 million of which will be paid on March 1, 2004. The remaining $1.0 million will be paid on October 1, 2004.

In addition, under an advisory agreement with an investment banking firm in Japan, we may be required to make a cash payment of up to $2.0 million to the investment banking firm based on the financial performance of Alps over the four fiscal years ending September 30, 2004. Any payment earned under this agreement would be made in the first quarter of fiscal year 2005 and would be accounted for as an addition to goodwill.

In July 2002, our board of directors authorized us to repurchase from time to time up to $10.0 million of our common stock on the open market or in negotiated transactions. The repurchase program will remain in effect until September 30, 2004, unless discontinued earlier by our board of directors. We intend to use the repurchased shares for issuance upon exercise of employee stock options, purchases under our stock purchase plan or other corporate purposes. The repurchase program will be funded using our working capital. We did not make any purchases under this program during the first quarter of fiscal year 2004. Under this repurchase program, we have purchased a total of 297,057 shares for an aggregate price of approximately $1.8 million to date.

We believe existing cash, cash equivalents and short-term investments, together with funds generated from operations and available financing, including the proceeds of this offering, will be sufficient to meet our operating and capital requirements, including the remaining purchase price payments for the acquisition of Thompson, for the next twelve months. Factors that could adversely affect our financial condition include a decrease in revenues, the stock repurchase program and increased costs associated with acquisitions.

Off-Balance Sheet Arrangements

During fiscal year 2003, we did not engage in:

•	material off-balance sheet activities, including the use of structured finance or special purpose entities;

•	material trading activities in non-exchange traded commodity contracts; or

•	material transactions with persons or entities that benefit from their non-independent relationship with us.

Recent Accounting Pronouncements

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, or SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within the scope of SFAS No. 150 as a liability. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for us beginning October 1, 2003. The adoption of SFAS No. 150 did not have a material impact on our financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” or FIN 46. This interpretation explains how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to decide whether to consolidate that entity. This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. Variable interest entities that effectively disperse risks will not be consolidated unless a single party holds an interest or combination of interest that effectively recombines risks that were previously dispersed. This interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after December 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. We are currently assessing the financial impact of FIN 46 on our financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exposure.

We export products to diverse geographic locations. Most of our international revenues through our subsidiaries are denominated in foreign currencies. In total, the strengthening of certain foreign currencies improved fiscal year 2003 revenue by approximately $4.1 million, or 5%, compared to the prior fiscal year, and improved revenue in first quarter of fiscal year 2004 by approximately $1.5 million, or 7%, compared to the prior fiscal year. To date, foreign currency fluctuations have not had a material effect on our operating results or financial condition. Our exposure is mitigated, in part, by the fact that we incur certain operating costs in the same foreign currencies in which revenues are denominated.

Interest Rate Exposure.

We are exposed to fluctuations in interest rates. A significant portion of our cash is invested in short-term, interest-bearing securities. Assuming an average investment level in short-term, interest-bearing securities of $20.9 million (which approximates the average amount invested in these securities during the fiscal year ended September 30, 2003), a one-percentage point decrease in the applicable interest rate would result in a $209 thousand decrease in annual investment income. Assuming an average investment level in short-term interest-bearing securities of $15.9 million (which approximates the average amount invested in these securities during the first quarter of fiscal year 2004), a one-percentage point decrease in the applicable interest rate would result in a $159 thousand decrease in annual investment income. In addition, we have an outstanding term loan under which we make principal payments of approximately $72 thousand per month, plus monthly interest payments of LIBOR plus 1.75%. The outstanding balance on this term loan as of December 31, 2003 was $2.5 million. To date, interest rate fluctuations have not had a material impact on our operating results or financial condition.

In order to reduce exposure to movements in interest rates, in January 2003 we entered into an interest rate swap agreement to convert the variable interest rate on our mortgage loan to a fixed rate. The swap agreement involves the exchange of fixed and floating interest rate payments over the 10-year life of the mortgage loan. The variable interest rate on the mortgage loan is the greater of 3.5% and the sum of 30-day LIBOR rate and 2.25%. The interest rate swap has fixed the effective interest rate that we will pay at 6.82%. The

6.82% interest rate is based on the assumption that the 30-day LIBOR plus 2.25% is 3.5% or higher, due to the interest rate minimum which applies to the mortgage. The impact of the fluctuations in interest rates on the interest rate swap agreement will be naturally offset by the opposite impact on the related mortgage debt. We account for this interest rate swap in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

At September 30, 2003, the fair value of the swap agreement, which represents the cash we would pay to settle the agreement, was $596 thousand. As of September 30, 2003, the current portion of $64 thousand was recorded on the balance sheet in the caption “Accrued liabilities” and the long-term portion of $532 thousand was in the caption “Other long-term liabilities.” We record the payments and receipts on the agreement as adjustments to interest expense. We recognized $332 thousand in interest expense related to the swap for the fiscal year ended September 30, 2003.

At December 31, 2003, the fair value of the swap agreement was $307 thousand. As of December 31, 2003, the current portion was $34 thousand and the long-term portion was $273 thousand. We recognized $133 thousand and zero in interest expense related to the swap for the three months ended December 31, 2003 and 2002, respectively.

BUSINESS

Overview

We are a leading provider of location-based business intelligence solutions that help organizations make more insightful decisions. Our integrated offering of software, data sets and services helps organizations in vertical markets, including telecommunications, the public sector, retail, insurance and financial services, solve complex business problems where location is a critical consideration. In the private sector, businesses use our products and services for marketing, customer service, risk analysis, network planning, asset management, site selection and routing. In the public sector, government agencies use our products and services to improve public safety and for crime analysis, homeland security-related applications and emergency preparedness and response. By using our products and services, organizations can uncover valuable location-based intelligence that is not typically recognized in traditional analytical methods, which can provide them with a competitive advantage in today’s challenging business environment.

Our recently introduced standards-based enterprise location platform, Envinsa, allows organizations to rapidly build location-based applications, which they can provide to their customers as well as use internally in their own organizations. Envinsa was designed to be a single platform combining different components of location-based business intelligence functionality. Envinsa is modular in nature, meaning that enterprises and organizations can deploy and use pieces of the platform, depending on their needs. Envinsa scales to support large enterprises with thousands of users and is designed to integrate with existing information technology, or IT, systems. In addition to this platform, our set of core capabilities consisting of mapping tools, geocoding tools and routing tools can be purchased in the form of discrete products. We also offer data sets to our customers. Some data that is used in our solutions, such as addresses, area codes or postal codes, already exists in corporate databases. However, in many cases customers choose to use our data sets, which are more granular and sophisticated. We also offer consulting and analytical services to customers in order to help them build predictive models for, and generate answers to, location-oriented problems.

We develop solutions directly for our customers and also work with technology vendors, including Agilent Technologies, Business Objects, Cognos, IBM, MicroStrategy, Oracle, Siebel Systems and Siemens. We market our solutions through a worldwide network comprised of a direct sales organization, VARs, systems integrators, distributors and OEMs. More than 7,000 organizations in numerous industry sectors around the world utilize our products and services, including AT&T, Brinker International, The Gap, The Home Depot, Mastercard International, The State of New York, TD Canada Trust and Vodafone.

Industry Background

In today’s competitive business environment, businesses are under constant pressure to acquire and retain customers, reduce costs and improve operating efficiencies. For example, retailers look for ways to enhance profitability by optimizing store deployments and marketing the right products to customers with the appropriate demographic profile. Insurance companies seek better methods to manage risk by analyzing geographic concentrations of potential claims. Also, telecommunications services companies are focused on providing superior network quality and coverage by better identifying coverage gaps and locating network performance issues.

Government agencies face their own set of challenges, such as financial constraints and public safety, and must find ways to better manage resources and serve their citizens. For example, police departments explore methods to better protect the public by more effectively and efficiently analyzing crime patterns within specific geographies. Likewise, government authorities look to improve security by assessing threats across their geographies and departments and planning appropriate emergency responses.

A key element in addressing these challenges lies in having access to data which can help solve these complex problems. Some of that data, such as addresses, area codes and postal codes, already exists inside organizational databases. However, to solve more complicated problems, organizations need access to more sophisticated data sets designed to be used in location-based analyses. Once organizations have compiled this data, they then need a location-based business intelligence software solution with strong analytical functionality that can extract value from this information. By using location as a key variable in their intelligence gathering activities, organizations are able to more effectively identify and analyze patterns, relationships and trends, and thus make more informed decisions. Conventional analysis and reporting methods do not possess the broad range of capabilities needed to fully harness the power of location-based information, and as a result, organizations are increasingly turning towards location-based business intelligence solutions to unlock the value of this data.

Key attributes of a successful location-based business intelligence solution include:

•	a broad portfolio of software, data sets and services;

•	the ability to address complex, industry-specific problems;

•	sophisticated analytical capabilities;

•	fast and simple deployment and configuration; and

•	an open architecture allowing for rapid customization and application development.

Our Solution

We offer a broad portfolio of software, data sets and services designed to help our customers in business and government meet a diverse set of needs, including site selection, risk management, network planning and asset management. Our solutions allow our customers to solve complicated problems in vertical markets, such as telecommunications, retail, the public sector, insurance and financial services, by enabling them to visualize, develop, analyze and share location-based intelligence.

Key advantages of our solution include:

Comprehensive Software, Data Sets and Services Offering.  We offer organizations a single source location-based business intelligence solution through our broad portfolio of software, data sets and services offerings. Businesses and government agencies use our core products and vertical market solutions to incorporate location-based data into their decision-making processes to drive more effective results. Through our enterprise location platform, Envinsa, organizations can develop unique location-based applications, which can be extended across the enterprise in order to support a variety of business needs. Our value-added data sets integrate with our customers’ existing data sets in order to generate more valuable intelligence. As a complement to these offerings, we offer a broad range of professional services, such as application development and systems integration, which help our customers quickly implement and customize our solutions.

Focused Vertical Market Solutions.  Our solutions are primarily focused around vertical markets in which location is critical to helping organizations achieve their strategic objectives. These targeted vertical markets include telecommunications, retail, the public sector, insurance and financial services. In developing our vertical market solutions, we have established teams that bring together sales and marketing, professional services and product management in order to ensure that we are directing our energies toward meeting existing and emerging customer needs. By focusing on particular vertical markets, we are able to help businesses and government agencies solve complex problems that require industry-specific knowledge.

Strong Predictive Analytics Capabilities.  Our solutions incorporate strong predictive analytics capabilities which help our customers generate more valuable information. In delivering predictive analytics solutions, we take data sets provided by our customers, augment them with our own data, and then apply our analytical tools and methodologies to this data in order to extract enhanced intelligence. By doing so, we help businesses better understand the behavior of their customers and identify customer prospects, which in turn helps them to, among other things, select new store sites and develop marketing campaigns.

Ease of Deployment and Use.  Our solutions are built on an open architecture, integrate with our customers’ current IT environments and are deployable in combination with all major database technologies, including those of Oracle, IBM and Microsoft.

Ease of Application Development.  Our core application development tools allow developers to quickly integrate the functionality of our products into client-side applications using standard protocols, ActiveX, .NET and Java. In addition, we recently introduced Envinsa, our enterprise location platform, which allows organizations to quickly and easily build and deploy enterprise-wide applications. Our solutions support industry standard programming capabilities to customize server, web and desktop commands, support ODBC, JDBC and ADO.NET and allow the use of SQL to query and update data.

Growth Strategy

Our objective is to be the leading provider of location-based business intelligence software and vertical market solutions that help organizations make more insightful decisions. Key elements of our strategy include:

Deepen Our Presence in Targeted Vertical Markets.   A key element of our growth strategy involves deepening our presence in our targeted vertical markets. Vertical markets that we believe hold particular promise include telecommunications, the public sector, retail, insurance and financial services. We intend to achieve our goal in part by increasingly incorporating our predictive analytics capabilities across the vertical markets we serve in order to create new applications that address unmet customer needs. In addition, we intend to deepen our vertical expertise through both internal initiatives, which include deepening our understanding of the priorities, issues, challenges and opportunities facing these markets, as well as through potential acquisitions. By doing so, we intend to further penetrate our existing customer base, as well as expand into new market areas.

Pursue Strategic Acquisitions.  As part of our growth strategy, we will continue to assess potential acquisitions. Since 1995, we have acquired a total of seven companies. Most recently, in January 2003, we acquired Thompson, a leader in retail analytics, which broadened our predictive analytics capabilities and retail sector domain expertise. By pursuing strategic acquisitions, we intend to opportunistically acquire businesses and technologies that will deepen our vertical market penetration, increase our geographical presence, expand and add functionality to our product offerings, augment our distribution channels, expand our market opportunity and broaden our customer base.

Broaden the Use of Our Solutions Across the Enterprise.  Through our recently introduced enterprise location platform, Envinsa, we intend to facilitate the increased use of our location-based solutions across entire organizations, as compared to just specific departments or business units. With Envinsa, organizations can quickly extend our location-based business intelligence solutions across their enterprise in order to support a variety of business needs in multiple business units, geographies and application environments. In addition to offering Envinsa to new customers, we plan to leverage our installed customer base for incremental sales by populating new user groups within organizations.

Expand Our Strategic Relationships.  An important element of our business strategy involves working with technology vendors such as Agilent Technologies, Business Objects, Cognos, IBM, MicroStrategy, Oracle, Siebel Systems and Siemens with which our offerings are integrated. We intend to expand these relationships, as well as develop new strategic relationships, in order to continue to differentiate our offerings, gain additional insight into industry needs, and expand our reach to potential customers through joint selling and marketing initiatives.

Continue to Introduce Innovative Technology Solutions.  We intend to continue devoting significant resources to develop new solutions and products, as well as to enhance our current products. For example, we recently introduced Envinsa, our exterprise location platform. We also intend to release .NET versions of our MapX and MapXtreme products, as well as a .NET version of our MapInfo Professional product. By doing so, we intend to maintain a leading position in the market for location-based business intelligence solutions.

Products and Services

We have a comprehensive offering, which includes our core location-based products, our enterprise location platform, vertical market solutions and professional services.

Core Products

Our core products include our application development tools, location-based applications and value-added data set offerings. These products may be used independently or may serve as a component of our vertical market solutions.

Application Development Tools.  We offer a range of development tools that help users incorporate mapping, geocoding and routing functionality into their location-based applications.

Mapping Tools.  Our mapping tools give users the ability to visualize data on interactive maps. MapXtreme is a mapping engine that enables companies to create applications to distribute critical location-based information to multiple departments as well as to partners and customers via the Internet or corporate intranets. MapXtreme is available for Microsoft Windows and Java operating platforms. The MapInfo MapX ActiveX component enables software developers to quickly and easily add mapping functionality to many software applications. Using standard languages, a streamlined object model, defaults and other wizards, MapInfo MapX software helps simplify software application development.

Geocoding Tools.  Our geocoding tools allow our customers to make data location-relevant and provide a geographical backdrop in the form of a query of those locations. Our MapMarker geocoding and address matching engine turns ordinary data records containing address information into geographic objects that can be displayed on a map quickly and accurately. MapMarker may be deployed in a desktop or server environment. We also offer MapMarker J Server, a Java-based software development tool that deploys the geocoding engine in server-side applications where a Java API is required as well as MapMarker DataBase Extenders, which allow MapMarker technology to be deployed from within a variety of popular databases, including Oracle8i, Informix and Microsoft SQL Server.

Routing Tools.  Our routing tools allow organizations to create customized applications for routing people, products and resources. Our MapInfo Routing J Server technology is a customizable Java-based direction and routing engine for improving drive time and routing efficiency. It can be used to generate point-to-point driving directions, calculating either the shortest or fastest route. MapInfo Routing J Server is used in conjunction with MapXtreme and MapMarker J Server to display locations and routes on maps, as well as provide text-based driving directions.

Location-Based Business Intelligence Applications.  We offer a range of location-based business intelligence applications which provide users with powerful location-based analysis capabilities.

MapInfo Professional.  MapInfo Professional, our desktop location-intelligence software solution, provides users with the ability to visualize, manage, enhance, report and publish information with a location aspect. With MapInfo Professional, organizations can improve enterprise efficiency with true database connectivity and improve the quality of information used in decision-making. MapInfo Professional integrates with other MapInfo solutions to allow sharing of data and analysis, via the Internet, intranet or wireless device, with customers, partners and co-workers.

MapInfo TargetPro.  MapInfo TargetPro enables organizations to tightly link location analysis to customer data. By combining clients’ proprietary customer data and our demographic, segmentation and clustering data with our powerful location intelligence capabilities, MapInfo TargetPro allows organizations to gain a comprehensive view of their customers for more targeted customer outreach and enhanced market analysis. It helps customers be significantly more exact with their target marketing efforts and defining their market potential. MapInfo TargetPro also provides insight into the demographic and purchase behavior characteristics of geographic areas in Germany, the United Kingdom, The Netherlands and North America.

Data Sets.  In alliance with various data suppliers around the world, we offer a range of value-added data sets, including streets and boundaries data, demographic data and industry-specific data.

Streets and Boundaries Data.  Our regularly updated street and boundary data are available for key markets around the world. This data is designed for use in our applications for routing, drive-time studies, background information analysis and visualization. Boundary data maps are available for postal, political and industry-specific areas.

Demographic Data.  We offer demographic data products containing information on such topics as population, age, income, employment, occupation, race, expenditure potential, retail activity, consumer and lifestyle trends, business summary and geo-demographic segmentation data. For example, MapInfo PSYTE Advantage is a comprehensive neighborhood profiling solution based on location-enhanced demographics, lifestyle and consumer attributes. Through its accurate, scientific and systematic clustering technology, companies are able to make more precise consumer buying and lifestyle behavior predictions, as well as make more insightful decisions regarding store placement, customer acquisition and target marketing. We also provide our annual demographic data set, Estimates and Projections, which consists of updated projections for core census-type metrics. Our demographic data solutions allow organizations in many industries to better understand their markets, customers and location-specific attributes to make more informed business decisions.

Industry-Specific Data.  We also offer industry-specific data sets. For example, for the telecommunications industry, we provide the ExchangeInfo Plus product, which includes comprehensive key communications infrastructure data that enables service providers to obtain complex, robust analyses of the U.S. local telephone exchange system. We also provide the PSAP Pro product that enables providers to plan for accurate and efficient routing of 911 calls to the appropriate U.S. Public Safety Answering Point. In addition, we offer the RiskDataInfo product, a comprehensive data set of weather and natural hazards for the insurance industry. RiskDataInfo allows insurance carriers and reinsurers to consider comprehensive historical data on hail storms, hurricanes, earthquakes, tornados and wind storms in order to make more informed decisions on risk exposure, allowing reduced costs and enhanced profitability.

Enterprise Location Platform

We recently introduced Envinsa, our enterprise location platform, which incorporates the functionality of our core products into a single platform. With Envinsa, organizations can rapidly build location-based applications for their customers, as well as for internal use, and then extend them across the enterprise in order to support a variety of business needs in multiple business units. Envinsa scales to support large enterprises with thousands of users and integrates with existing IT systems. We have designed Envinsa such that users across the organization can utilize Envinsa’s capabilities quickly and easily with minimal upfront training.

As an example, a leading commercial bank recently built an ATM and branch locator service using Envinsa. Before Envinsa, numerous business units within the bank were paying a number of different vendors for their ATM and branch locator services and lacked centralized access to this information. However, with Envinsa, the bank was able to build a centralized application. As a result, business units throughout the organization can now access the application in order to utilize valuable information. For instance, the marketing group now has the ability to analyze customer locations relative to ATM or branch locations, and the call center now has easy access to information about which products are offered at which locations. In addition, the application has provided additional services to the bank’s customers, as they can now easily locate ATMs or branches across all business locations via the Web, telephone or wireless Web-enabled handsets.

Vertical Market Solutions

Our vertical market solutions integrate our core software products, data sets and services in order to provide offerings that focus on solving specific customer problems and draw on our technical core competencies. These solutions are targeted at vertical markets where location is critical in helping customers achieve their strategic objectives. We intend to increasingly use our recently introduced enterprise location platform, Envinsa, in developing our vertical market solutions.

We have created offerings that enhance and support public safety and homeland security-related applications, risk management and network management decisions for effective planning and informed decision-making.

Critical Area Response Manager (CARM).  CARM is an enterprise-wide public safety solution for first-responders. It assists emergency management professionals with rapid analysis and command and control operations around declared areas by providing drill-down access to vital information on affected and at-risk critical infrastructure, response assets, populations and property. CARM is used to establish management areas and respond to real-time circumstances during prevention, preparedness, response and recovery activities.

Insurance Decision Solution Suite (IDSS).  IDSS enables insurance companies to visualize risk across all lines of business. This helps the carrier to better manage risk, enhance policy analysis and operate more effectively. With IDSS, insurance companies can graphically assess and analyze information about underwriting, risk management and customer service. IDSS was developed specifically to help insurance companies utilize geographic and demographic data. Combined with our data sets, the functionalities in IDSS can help insurers make decisions and evaluate risk more readily. For example, using our RiskDataInfo product with the underwriting capability of IDSS, an underwriter can quickly evaluate the history of natural forces such as hail, wind, hurricanes, tornadoes and earthquakes on a given location.

Coverage Decision Support Solution (CDSS).  CDSS enables wireless and wireline communications carriers to pinpoint and visualize network deployment and current customer addresses for improved service and decision-making. Through a simple Web-based user interface, carriers can tag addresses, visualize the address on a map, view network assets, make important business decisions regarding the services available and determine which rate center or coverage area a customer is in, or which Public Safety Answering Point (PSAP) a customer is nearest to. CDSS can help carriers meet FCC mandates for Local Number Portability (LNP) and E911. It can improve overall efficiency and establish consistency across an operator’s entire network.

We have also created offerings that incorporate site selection and target marketing solutions, accurate and reliable demographic data and state-of-the-art modeling services in order to meet the needs of businesses in the retail and financial services markets.

MapInfo AnySite.  MapInfo AnySite software enables retail and financial services clients to enhance their store build-out decisions. The easy-to-use mapping and reporting capabilities allow companies to connect to, retrieve and report both our data and proprietary customer databases in order to analyze trade area data more easily and accurately. MapInfo AnySite includes predictive analytic modules, which help companies to determine the best markets and the optimal number of sites within those markets to maximize their networks.

MapInfoAnySite Online.  The MapInfo AnySite Online service offers affordable, mission critical analysis of demographic information via the Internet or intranet for site analysis accessed through an unlimited monthly or annual subscription. It allows for easy creation of advanced demographic reports and presentation quality maps for both the United States and Canada.

MapInfo Smart Site Solutions.  MapInfo Smart Site Solutions technology provides critical analysis for real estate executives in the restaurant, retail, banking and retail telecommunications industries. It helps analysts to determine the best markets and the optimal number of sites within those markets to maximize their network, whether that means building new stores, consolidating branches or filling in gaps that exhibit high potential.

Services

A fundamental element of our business strategy includes offering professional services that complement our product offerings. We offer a range of professional services including the following:

Analytical Services.  Our analytical services are designed to help our customers develop and refine predictive models. In providing these services, we apply our analytical tools and methodologies to customer data sets that we have enhanced with our own data, in order to generate more valuable intelligence. This output can in turn be used to better select, attract and retain customers.

Business Consulting Services.  Our business consulting services are an extension of our analytical services. In addition to helping our customers generate more valuable data, we also analyze certain of their current and contemplated strategies, such as those including customer marketing and site selection. We use our analysis to provide them with specific recommendations on how to best pursue these strategies.

Systems Integration and Custom Application Development.  Our systems integration and custom development services include a range of technical and consulting services such as needs assessment, system design, application code review, custom application development and installation.

Training and Technical Support.  Our training and technical support services include extensive post-sales support for our software and data products such as classroom training, accredited training centers and telephone technical support services.

Customers

More than 7,000 customers in numerous industry sectors around the world use our location-based business intelligence technology and expertise to better manage their assets, risks, customers, competitors and citizens. Our products are translated into 18 languages and sold in 60 countries throughout the world. For the fiscal year ended September 30, 2003, revenues from the Americas, EAME and the Asia-Pacific region were 56%, 31% and 13%, respectively. For the quarter ended December 31, 2003, revenues from the Americas, EAME and the Asia-Pacific region were 58%, 30% and 12%, respectively.

The following is a list of some of our largest customers in the telecommunications, public sector, retail (which includes retailers of consumer goods, restaurants and real-estate businesses), financial services and insurance vertical markets:

Telecommunications	Public Sector	Retail	Financial Services	Insurance
AT&T Cingular Nextel Verizon Vodafone	City of Gothenburg, Sweden Federal Emergency Management Agency Goldcoast City Council, Australia The State of New York Department of Criminal Justice Services U.S. Department of Defense	Brinker International The Gap The Home Depot IKEA JoANN Stores, Inc.	Barclays Bank Citibank Fleet Bank MasterCard International TD Canada Trust	Gen Re Corporation Greater New York Insurance Safeco

Strategic Relationships

An important element of our strategy is to establish relationships with third parties who assist us in developing, marketing, selling and implementing our products. By doing so, we enhance our ability to expand our product offerings and customer base and to enter new markets, as well as increase the number of qualified personnel available to implement and support our products. We have established the following categories of strategic relationships:

Global Enterprise Alliances.  We seek to enter into relationships with leading application and technology providers and systems integrators who incorporate our solutions with theirs. These vendors focus on areas including customer relationship management, business intelligence and enterprise resource planning. These alliances are based on various types of agreements that in some cases require us to attain a level of certification validating the ability of our technology to integrate with the other party’s target application. We have global enterprise alliances with IBM, Siebel Systems, Business Objects, Oracle, Sun Microsystems, MicroStrategy and Siemens.

VARs.  Our VARs are usually local or regional firms that bring domain expertise and typically resell our technology and data to their own customers. In some cases, these VARs collaborate with us to service a customer. Our VARs typically sell to small and mid-sized businesses.

Distributors.  In geographies where we do not have a direct sales force or where local market expertise such as language or business practices is required, we utilize distributors. Markets where we have these relationships include China, Taiwan, Korea, South East Asia, Japan, New Zealand, Scandinavia, Eastern Europe, the Middle East, Africa and France.

OEMs.  Our OEMs incorporate parts of our technology into their offerings for sale to their customers. We believe these OEMs enable us to expand our presence in markets we do not cover and to deepen our penetration within specific vertical markets. Our OEMs include Agilent, Cognos, Manugistics, Marconi, McGraw Hill, Risk Management Solutions and Oracle.

Technology

Our offerings are designed to be integrated and used in conjunction with data and enterprise applications held by our customers, whether that be their customer information, asset information or other relevant data, in order to solve critical location-related problems and bring insight to specific areas of an organizational process. We are committed to building our products based on both geospacial standards (e.g., Open GIS Consortium) and general information technology standards in order to develop offerings that are interoperable and compatible with other enterprise applications. In addition, our products are built to allow for rapid deployment and ease of use by professionals across the enterprise. The following diagram illustrates our product architecture, which allows specific applications and vertical market solutions to lever a core set of capabilities and value-added data sets through an enterprise location platform or component developer tools.

Key Technologies

We deliver products using two key technology platforms: Java and Windows. Our Java products are compliant with Java and Java 2 Platform, Enterprise Edition, or J2EE. The Java products provide server- and client-side components that provide compatibility across a wide range of computing environments and have powerful processing capabilities. We are also moving towards full support for Microsoft’s .NET technology for client-side and server-based products. Web Services is the common technology between the two platforms and is the foundation of Envinsa, our enterprise location platform.

Enterprise Location Platform—Envinsa

Our Envinsa platform is a unified location platform that captures the functionality of our developer products. Envinsa is designed to be open and interoperable and has been built to conform to critical Java community, Open GIS, W3C, ISO and OMA standards. The capabilities are extensible out-of-the-box and can be enhanced using a framework for creating and managing specialized services. Envinsa supports multiple application deployments, including web, wireless handset, PDA, voice and other deployment architectures.

Envinsa provides a single, consistent location infrastructure that enables fast integration of location capabilities across an organization. Using J2EE and Web Services, Envinsa delivers its capabilities in a robust, highly scalable platform and is designed to be integrated into and managed inside a standard IT environment. Envinsa is flexible enough to support hundreds of location-enhanced applications and concise enough to provide its capabilities in neatly packaged APIs, greatly reducing development cycles. In addition, Envinsa includes a software developer kit that allows developers to build applications using XML or Java APIs.

Each location functionality within Envinsa, including mapping, geocoding and routing, is delivered as a Web Service through Web Service Description Language (WSDL), Simple Object Access Protocol (SOAP), Universal Description Discovery and Integration (UDDI) and Extensible Mark-up Language (XML). Each of these services executes specific logic that is required by the majority of applications.

Envinsa includes an enterprise-class management console which is used to deploy, monitor, manage and maintain Envinsa, its server components and the applications that utilize the platform. The management console provides transaction logging, statistics and reporting. The enterprise management functions are provided through a peer-to-peer architecture and use both Simple Network Management Protocol (SNMP) and Java Management Extensions (JMX) to communicate with other common management systems.

Sales and Marketing

Sales.  We have established multiple distribution channels to reach an array of industries while simultaneously addressing specific vertical markets. Our distribution channels include a direct sales force as well as an indirect channel of VARs, distributors and OEMs. Our direct sales force markets our products worldwide through sales offices in the United States, Canada, the United Kingdom, Germany, Australia, Italy, Spain, Sweden, China, Singapore and The Netherlands. Our VARs, systems integrators, OEMs and distributors purchase our products at a discount for resale to end-users. These VARs may provide training, consulting services, application development, customization and data products to end-users. In France and certain other countries outside the United States, we have appointed master distributors. Additionally, in Japan, we have appointed a master distributor in which we have a 49% equity ownership position. These master distributors generally build their own value-added reseller network in addition to directly selling data products and consulting services.

Marketing.  To build corporate brand and identity and generate demand in support of the sales effort, we conduct various marketing programs, which include advertising, public relations, trade shows, direct mail, Web-based promotions, online seminars and ongoing communications to customers about new products and services. We also offer cooperative advertising and other marketing support to our reseller channel. We sponsor annual reseller and user conferences in the United States, Canada, Europe and the Asia-Pacific region.

Research and Development

The software industry is characterized by extremely rapid changes in technology, which require continuous expenditure on product research and development to enhance existing products and create new products. We believe timely development of new products and ongoing enhancements to existing products is essential to maintain our competitive position in the marketplace. We are committed to an open system, standards-based product architecture to provide software products that can be integrated into existing mainstream business environments and be adaptable as environments change.

All of our software products are developed internally. Internal development allows us to maintain close technical control over products in terms of enhancements and modifications based on customer need and allows us to create a family of products that provides natural migration paths for customers as their business information needs change. We incurred research and development expenses of $20.4 million for the fiscal year ended September 30, 2003 and $5.1 million for the three-month period ended December 31, 2003.

We also license products, mostly data, from third parties as part of a comprehensive solution. Most of these products are licensed to us in exchange for royalties paid on our net revenues from such products. This product licensing program is an important element of our strategy to deliver complete solutions to customers.

Competition

We encounter competition in the United States and foreign markets from various companies in different aspects of our business. Some markets in which we compete are maturing and are characterized by vigorous competition or consolidation of companies with complimentary offerings. Other markets bring new competitors with innovative market offerings or business models.

Our competitors in the market for location-based solutions include Environmental Systems Research Institute (ESRI), the GIS division of AutoDesk and others. In recent years we have expanded our business into new areas, such as the wireless/mobile and predictive analytics markets. Competitors in the predictive analytics market include Claritas, ESRI Business Information Systems, GeoVue, Buxton, Spatial Re-Engineering Consultants and others. Competitors in the wireless/mobile market include Autodesk, Webraska, Microsoft and others. As we move into new areas, we may also face new competition from entrants focused in these spaces, as well as competition from traditional companies attempting to move into these spaces.

We believe that we compete principally on the basis of vertical expertise, breadth of offering, product features and functionality (including cross-platform availability, interoperability, integration and extensibility), technological expertise, reliability, ease of use and supportability, complimentary spatial data products and technical services. In addition, we believe we are differentiated over many competitors in the predictive analytics market through intellectual capital and the development of industry-focused solutions that incorporate relevant data with our software and services to create unique market offerings.

Some of our current and future competition may have significant name recognition, as well as substantially greater capital resources, marketing experience, research and development staffs or production facilities than we do. Although we believe we have both a technology advantage and a superior business model over many existing competitors, maintaining this advantage will require continued investment by us in new market offerings. However, we cannot assure you that we will be able to compete successfully against current and future competition and that the competitive pressures faced by us will not adversely affect our financial performance.

Intellectual Property

We regard our products as proprietary and attempt to protect them with a combination of copyright, trademark, patent and trade secret protections, employee and third-party non-disclosure agreements and other methods of protection. Despite our precautions, it may be possible for unauthorized third parties to copy certain portions of our products or reverse engineer or obtain and use information we regard as proprietary. In the future, litigation may be necessary to enforce and define the scope of our intellectual property rights and to protect our trade secrets. Such litigation could be costly and have a material adverse effect upon our financial condition.

While our competitive position may be affected by our ability to protect our proprietary information, we believe that such protections are less significant to our success than other factors, such as the knowledge, ability and experience of our personnel, our name recognition and ongoing product development and support.

We supply our software products primarily under shrink-wrap licenses. Shrink-wrap licenses are not negotiated with or signed by individual licensees and take effect upon the opening of the product package. Certain provisions of these licenses, including provisions protecting against unauthorized use, copying, transfer and disclosure of the licensed program, may be unenforceable under the laws of certain jurisdictions. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. In some regions of the world, we protect our products against unauthorized copying by the use of software copy protection and other engineered methods.

As the number of products offered by us grows, we expect that the risk of lawsuits involving software product developers will also grow. We cannot assure you that third parties will not bring infringement claims against us in the future with respect to our current or future products. Any such claim could require us to enter into royalty arrangements or result in costly litigation. If we were subject to such an infringement claim and that claim was successful, we cannot assure you that we would be able to obtain commercially acceptable licenses or to develop independently the technology necessary to preserve, enhance and grow our portfolio of software and data products. If a product infringement claim against us were successful, our business, operating results and financial condition could be materially affected.

Certain technology included in our products is licensed from third parties. If these licenses terminate for any reason, we would be required to seek alternative licenses or modify our product offerings, which could adversely affect our business.

Employees

We had 699 full-time employees on December 31, 2003, of which 407 were employed in the United States and 292 were employed in our international operations. Of the 699 employees, 187 were in research and development, 391 were in sales, marketing and service activities (training, technical support and consulting) and 121 were in general and administrative positions. Our employees are not represented by any collective bargaining organization, and we have never experienced a work stoppage. We believe that our relations with our employees are good.

Properties

In October 2002, we moved to a newly constructed 150,000 square foot facility in the Rensselaer Technology Park in Troy, New York. This new facility is adjacent to a 60,000 square foot facility, which we lease, known as One Global View. The lease on the 60,000 square foot facility expires in 2006. These offices house our corporate headquarters, our principal research and development center and our principal sales, marketing and administrative staff for the United States and Latin America. We lease office space of approximately 25,000 square feet in Ann Arbor, Michigan, which houses sales and support staff. The lease on this facility expires in 2005. We lease office space of approximately 23,000 square feet in Windsor, England, which houses our European headquarters. The lease on this facility expires in 2012. We lease office space of approximately 41,000 square feet in Toronto, Canada, which houses a research and development center, as well as sales, marketing and support staff. The lease on the facility expires in 2014. In addition, we lease nine sales offices in the United States, five sales offices in Europe and three sales offices in Australia. We also own a sales office in Brisbane, Australia.

Legal Proceedings

On August 5, 2002, we filed an action against Spatial Re-Engineering Consultants, or SRC, a former MapInfo reseller, in the United States District Court for the Northern District of New York to collect approximately $100 thousand in receivables owed by SRC to us under contractual obligations. SRC answered and asserted fifteen counterclaims against us, seeking a total of $11.0 million dollars in damages. The counterclaims include allegations of breach of contract and copyright infringement. The District Court dismissed one counterclaim upon our motion, and SRC voluntarily withdrew a second counterclaim; thirteen counterclaims remain. In its pleadings on the remaining counterclaims, SRC seeks a total of $9.0 million. However, in its computation of damages made pursuant to court rules, SRC has alleged general damages of $5.1 million and an unspecified amount of special damages. In addition, based on a subsequent report provided to us and prepared by an expert retained by SRC, SRC is claiming special damages of $14.8 million. We are vigorously defending against all remaining counterclaims. In addition, we have amended our complaint against SRC to add five claims relating to unauthorized distribution of our products and copyright infringement.

We are also aware of a threatened claim against us by one or more former customers of our TargetPro product. To our knowledge, the threatened claim relates to the release of TargetPro 4.0 in August 2002 and the related change in technology in that product from the prior version, TargetPro 3.7. Based on the information available to us, we believe the claims are without merit, and if any action is commenced, we intend to vigorously defend against it.

We are also party to other legal proceedings, none of which we believe are material.

MANAGEMENT

The following table lists our directors and executive officers:

Name	Age	Position
John C. Cavalier	64	Chairman of the Board
Mark P. Cattini	42	President, Chief Executive Officer and Director
K. Wayne McDougall	40	Vice President, Treasurer and Chief Financial Officer
George C. Moon	52	Chief Technology Officer
Michael J. Hickey	42	Chief Operating Officer
Gavin Lennox	40	Group Vice President of Sales and Marketing
Bert C. Tobin	50	Executive Vice President—Human Resources
Thomas L. Massie (2)(3)	42	Director
Joni Kahn (1)(2)(3)	49	Director
Quinn H. Tran (1)(2)	45	Director
Robert P. Schechter (1)	55	Director

(1)  Member of the Audit Committee.

(2)  Member of the Compensation Committee.

(3)  Nominating/Corporate Governance Committee.

John C. Cavalier has served as Chairman of the Board since February 2002. He served as Co-Chairman from January 2001 to February 2002. He served as Chief Executive Officer from June 2000 to December 2000. He had served as President and Chief Executive Officer from November 1, 1996 to June 2000. From January 1993 to September 1996, Mr. Cavalier served as President and Chief Executive Officer of Antares Alliance Group. Mr. Cavalier is a member of the board of directors of the New York State Business Council and the Capitol Region Center for Economic Growth. He also serves on the boards of three early-stage, high-tech start-up companies.

Mark P. Cattini has served as President and Chief Executive Officer since January 2001 and as President and Chief Operating Officer from June 2000 until January 2001. From December 1998 to June 2000, Mr. Cattini served as Group Vice President and General Manager, Americas/European Sales. He served as Vice President, Sales—The Americas from November 1997 to December 1998. From October 1995 to October 1997, Mr. Cattini served as General Manager for our United Kingdom and West EAME (Europe, Africa and the Middle East) operations. From August 1987 to October 1995, Mr. Cattini held various positions with Lotus Development UK Limited, a software company, including UK Corporate Accounts Sales Manager.

K. Wayne McDougall has served as Vice President, Treasurer and Chief Financial Officer since May 2003. From January 2001 to May 2003, he served as Vice President and Controller, from November 1997 to January 2001, Mr. McDougall served as our Controller. Prior to joining us, Mr. McDougall was a Business Assurance Manager at PricewaterhouseCoopers LLP, where he was employed from 1989 to 1997.

George C. Moon has served as Chief Technology Officer since April 2002. Mr. Moon served as Chief Technology Officer and Group Vice President—Research and Development from December 1999 to April 2002 and as Vice President—Engineering from July 1997 to December 1999. From April 1997 to July 1997, he served as Director of Software Development for our SpatialWare business. Previously, he served as Director of Research and Development for the Spatial Technology Program of Unisys Corporation, a systems integration company, from November 1994 to March 1997.

Michael J. Hickey has served as Chief Operating Officer since April 2002. From August 2000 to April 2002, he served as Executive Vice President, Worldwide Sales and Marketing. From June 1995 to August 2000, Mr. Hickey held a number of executive management positions with us, most recently as Group Vice President of Operations. Prior to joining MapInfo in 1995, Mr. Hickey worked at AlliedSignal (now Honeywell International), a technology and manufacturing company, for nine years in various management positions.

Gavin Lennox has served as Group Vice President of Sales and Marketing since January 2003. From April 2002 to January 2003, he served as Group Vice President, Strategic Business Unit Operations. From July 2001 to April 2002, he served as Managing Director, Products and Markets for our Canadian operations. Prior to joining us, Mr. Lennox served as Managing Director, EAME, for DoubleClick International based in Dublin, Republic of Ireland, from 2000 to 2001. From 1992 to 2000, Mr. Lennox held various positions in marketing and management in Lotus Development UK Ltd, a software company.

Bert C. Tobin has served as Executive Vice President of Human Resources since May 2002. From April 1996 to May 2002, Mr. Tobin held various Human Resource management positions with us, most recently as Group Vice President of Human Resources and Administrative Practices. Prior to joining MapInfo, Mr. Tobin served in various Human Resource capacities at RH Macy’s, American Maye Products Co. and Trans World Music Corp.

Thomas L. Massie has served as a member of our board of directors since March 2003. Since 2000 he has been President and Chief Executive Officer of Bridgeline Software, a developer of proprietary content management software and custom web applications. From 1991 to 2000, Mr. Massie was founder, Chairman and Chief Executive Officer of FOCUS Enhancements, a publicly held developer of video conversion ASIC chip technology.

Joni Kahn has served as a member of our board of directors since June 2000. Since October 2002, Ms. Kahn has been Group Vice President, Worldwide Consulting, for Business Objects, a provider of business intelligence solutions. Ms. Kahn was co-founder and, from March 2000 to 2002, Chief Customer Officer of Brience, a wireless technology company. From September 1994 to February 2000, she served as Executive Vice President of KPMG, Inc., a consulting services company.

Quinn H. Tran has served as a member of our board of directors since June 2000. She was co-founder and, since April 2002, Chief Marketing and Sales Officer of KnowledgeTek Software, a provider of enterprise solutions for web content management and business application integration. She was co-founder, and from December 2000 to May 2002, Executive Vice President, Marketing and Sales, of DecisionPoint Solutions, Inc., a provider of mobile, targeted advertising and commerce solutions. She co-founded Xerox ColorgrafX Systems, a Xerox company specializing in large-format digital printing solutions, in 1995 and served as Vice President and General Manager of Worldwide Marketing and Sales until December 2000. She also serves as a director for a number of not-for-profit companies.

Robert P. Schechter has served as a member of our board of directors since May 2002. He has been President and Chief Executive Officer of NMS Communications, a provider of voice, video and data services on wireless and wireline networks, since April 1995 and Chairman since 1996. He also serves on the board of directors of Avici Systems, Inc. and Moldflow, Inc.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the ownership of our common stock by:

•	each person known by us to beneficially own more than 5% of the outstanding shares of our common stock;

•	each of our current directors;

•	our chief executive officer;

•	each of our other four most highly compensated executive officers for the fiscal year ended September 30, 2003; and

•	all of our current directors and executive officers as a group.

Unless otherwise noted, all information set forth below is as of October 31, 2003. Also, the address of the following persons is c/o MapInfo Corporation, One Global View, Troy, New York 12180, unless we indicate otherwise.

Beneficial Owner	Number of Shares Beneficially Owned (1)	Percentage of Common Stock Outstanding Before this Offering (2)	Percentage of Common Stock Outstanding After this Offering (2)
Kopp Investment Advisors (3)	1,459,535	9.3%	7.6%
Westport Asset Management (4)	1,191,800	7.6%	6.2%
FleetBoston Financial Corp. (5)	985,740	6.3%	5.1%
John C. Cavalier (6)	173,166	1.1%	*
Mark P. Cattini (7)	157,349	*	*
Michael J. Hickey (8)	123,113	*	*
George C. Moon (9)	79,910	*	*
Bert C. Tobin (10)	50,785	*	*
Joni Kahn (11)	33,750	*	*
Quinn H. Tran (12)	33,750	*	*
Gavin Lennox (13)	19,958	*	*
Robert P. Schechter (14)	12,250	*	*
Thomas L. Massie	—	*	*
All directors and executive officers as a group (11 persons) (15)	717,645	4.4%	3.6%

*	Less than 1%

(1)	The inclusion herein of any shares of common stock deemed beneficially owned does not constitute an admission of beneficial ownership of those shares. Any reference in the footnotes below to stock options held by the person in question relates to stock options which were exercisable on or exercisable within 60 days after October 31, 2003.

(2)	Percentage of common stock outstanding is based on 15,644,589 shares outstanding as of October 31, 2003 plus any shares subject to options held by the person or entity in question which were exercisable on or within 60 days after October 31, 2003. The “Percentage of Common Stock Outstanding After this Offering” column assumes we sell all of the 3,500,000 shares of common stock we are offering, excluding the underwriters’ over-allotment option to purchase up to an additional 525,000 shares.

(3)	Kopp Investment Advisors LLC, Kopp Holding Company, LLC and LeRay C. Kopp, or Kopp, with a business address of 7701 France Avenue South, Suite 500, Edina, MN 55435, beneficially owned 1,459,535 shares as of January 29, 2004. The information about Kopp is based solely on the Schedule 13G filed by Kopp on January 29, 2004.

(4)	Westport Asset Management, Inc./Westport Advisers LLC, or Westport, with a business address of 253 Riverside Avenue, Westport, CT 06880, beneficially owned a total of 1,191,800 shares as of February 12, 2004. The information about Westport is based solely on the Schedule 13G filed by Westport on February 13, 2004.

(5)	FleetBoston Financial Corporation, or FleetBoston, with a business address of 100 Federal Street, Boston, MA 02110, beneficially owned a total of 985,740 shares as of February 13, 2004. The information about FleetBoston is based solely on the Schedule 13G filed by FleetBoston on February 13, 2004.

(6)	Includes 168,750 shares subject to stock options held by Mr. Cavalier.

(7)	Includes 157,164 shares subject to stock options held by Mr. Cattini.

(8)	Includes 104,699 shares subject to stock options held by Mr. Hickey. Also includes 1,815 shares subject to stock options and 4,034 shares of stock held by Mr. Hickey’s spouse, as to which options and shares Mr. Hickey disclaims beneficial ownership.

(9)	Includes 73,626 shares subject to stock options held by Mr. Moon.

(10)	Includes 41,248 shares subject to stock options held by Mr. Tobin.

(11)	Consists of 33,750 shares subject to stock options held by Ms. Kahn.

(12)	Consists of 33,750 shares subject to stock options held by Ms. Tran.

(13)	Includes 12,292 shares subject to stock options held by Mr. Lennox.

(14)	Includes 11,250 shares subject to stock options held by Mr. Schechter and 1,000 shares of stock held by Mr. Schechter and his spouse in joint tenancy.

(15)	Includes the shares described in Notes 6 through 14 above and 33,614 shares subject to stock options held by Mr. McDougall.

DESCRIPTION OF CAPITAL STOCK

Overview

Our authorized capital stock consists of 50,000,000 shares of common stock, $0.002 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. As of February 13, 2004, there were 15,731,917 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably the dividends, if any, as may be declared by the board of directors out of legally available funds, subject to any preferential dividend rights of any outstanding preferred stock.

Upon our liquidation, dissolution or winding-up, holders of common stock are entitled to receive ratably our net assets available for distribution after the payment of all liabilities and the payment of any required amounts to the holders of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares sold in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our certificate of incorporation, as amended, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon completion of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Anti-Takeover Provisions

We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time the person became an interested stockholder, unless, among other exceptions, the business combination is approved in a prescribed manner or the interested stockholder acquired at least 85% of the corporation’s voting stock (excluding shares held by designated stockholders) in the transaction in which it became an interested stockholder. A “business combination” generally includes mergers, assets sales and other transactions resulting in a financial benefit to the interested stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within the previous three years did own, 15% or more of the corporation’s voting stock.

Our certificate of incorporation and our bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting or by written action in lieu of a meeting signed by the holders of record of all of the outstanding shares of our capital stock. Our certificate of incorporation and our bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our chairman of the board, our chief executive officer or our board of directors. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the discretion of our board of directors or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that may be favorable to our stockholders.

Transfer Agent

The transfer agent for our common stock is EquiServe Trust Company, N.A.

UNDERWRITING

We are offering the shares of our common stock through the underwriters named below. Our common stock is quoted on the NASDAQ National Market under the symbol “MAPS.”

The Underwriters and the Underwriting Agreement

We and the underwriters named below have entered into an underwriting agreement relating to this offering. First Albany Capital Inc., Adams, Harkness & Hill, Inc. and WR Hambrecht + Co, LLC are the representatives of the underwriters. The underwriters have severally agreed, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares indicated in the following table:

Underwriters	Number of Shares
First Albany Capital Inc.
Adams, Harkness & Hill, Inc.
WR Hambrecht + Co, LLC

Total	3,500,000

Except for the underwriters’ over-allotment option described below, the underwriters must take and pay for all of the shares, if they take any shares.

We have granted to the underwriters the option to purchase from us up to an additional 525,000 shares of our common stock to cover over-allotments, if any, made in connection with this offering. First Albany Capital Inc., on behalf of the underwriters, may exercise this option at any time, from time to time, on or before the 30th day after the date of this prospectus. If First Albany Capital Inc. exercises this option, the underwriters will each severally purchase shares in approximately the same proportion as set forth in the table above. The underwriters are not obligated to purchase any of these additional shares if they do not exercise their over-allotment option.

We have agreed to indemnify the underwriters and their partners, directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended. If we are unable to provide this indemnification, we will contribute to payments the underwriters and these persons may be required to make in respect of those liabilities.

Public Offering Price, Commissions and Discounts and Offering Expenses

The underwriters will initially offer the shares to the public at the public offering price set forth on the cover of this prospectus. If all the shares are not sold at this public offering price, the representatives may change the public offering price or any other selling term.

Shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $         per share from the public offering price.

The table below shows the per share and total underwriting discounts and commissions we will pay to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 525,000 shares:

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $300,000.

Lock-Up Agreements

We and each of our officers and directors, and one of our former directors, have entered into lock-up agreements with the underwriters. Subject to certain exceptions, these lock-up agreements generally prohibit us and each of these persons, without the prior written consent of First Albany Capital Inc., from selling, offering to sell, contracting to sell, hypothecating, pledging, granting an option to purchase or otherwise disposing of any shares of our common stock or securities convertible into or exchangeable or exercisable for common stock or any warrants or other rights to purchase common stock or such securities. These restrictions will be in effect for 90 days after the date of this prospectus. At any time and without public notice, First Albany Capital Inc. may in its sole discretion release all or some of the securities from these lock-up agreements.

Stabilization, Short Positions and Passive Market Making

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock. These activities include stabilizing transactions, syndicate short covering, penalty bids and passive market making. The underwriters may carry out these activities on the NASDAQ National Market, in the over-the-counter market or otherwise. As a result of these activities, the price of our common stock may be higher than the price that may otherwise exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time.

Stabilizing Transactions and Syndicate Short Covering. Stabilizing transactions consist of placing a bid or effecting a purchase for the purpose of pegging, fixing or maintaining the price of a security. Stabilizing activities may include purchases to cover short positions created by short sales. Short sales are sales by the underwriters in excess of the number of shares they are obligated to purchase from us in this offering. Short sales create short positions that can be either “covered” or “naked.” A covered short position is a short position in an amount that does not exceed the number of shares the underwriters may purchase from us by exercising their over-allotment option described above. A naked short position is a short position in excess of that amount.

The underwriters may close out a covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In determining the source of shares to close out a covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares by exercising their over-allotment option. The underwriters must close out a naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased shares in this offering.

Penalty Bids. The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Passive Market Making. In connection with this offering, certain of the underwriters and selling group members may engage in passive market making transactions in our common stock on the NASDAQ National Market before completion of this offering. Passive market making consists of displaying bids on the NASDAQ National Market no higher than the highest independent bid and making purchases at prices no higher than these independent bids and effected in response to order flow.

On each day, a passive market maker generally cannot make net purchases that exceed 30% of the passive market maker’s average daily trading volume in our common stock during a specified period. If the passive market maker reaches or exceeds this limit, the passive market maker must promptly withdraw its quotations from the NASDAQ National Market and cease effecting any bids for or purchases of our common stock for the remainder of the day.

Affiliations

Certain of the underwriters and their respective affiliates have from time to time performed and may in the future perform various commercial banking, financial advisory and investment banking services for us for which they have received or will receive fees.

George C. McNamee, chairman of First Albany Capital Inc., an underwriter in this offering, and of First Albany Companies Inc., the parent of First Albany Capital Inc., was one of our directors until his resignation from our board of directors, effective November 12, 2003. First Albany Capital Inc. beneficially owns 40,007 shares of our common stock for its own account.

LEGAL MATTERS

The validity of the shares of common stock covered by this prospectus will be passed upon for us by Hale and Dorr LLP, Boston, Massachusetts. Dewey Ballantine LLP, New York, New York, is counsel for the underwriters in connection with this offering.

EXPERTS

The financial statements as of September 30, 2003 and 2002 and for each of the three years in the period ended September 30, 2003, included and incorporated by reference in this prospectus, and financial statement schedule, have been so included and incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 and file annual, quarterly and current reports, proxy statements and other documents with the SEC. You may read and copy any reports, proxy statements and other documents we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also obtain copies of these reports, proxy statements and other documents at the SEC’s website at http://www.sec.gov.

We have filed a registration statement on Form S-3 and related exhibits with the SEC under the Securities Act of 1933. The registration statement contains additional information about us and the shares of common stock covered by this prospectus. You may inspect the registration statement and exhibits without charge and obtain copies from the SEC at the location above or from the SEC’s website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are incorporating by reference into this prospectus certain documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus. Information in documents that we file with the SEC after the date of this prospectus will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below and any future filings we may make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement and prior to effectiveness of the registration statement and after the date of this prospectus and prior to the termination of the offering of the shares of common stock covered by this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended September 30, 2003, filed with the SEC on December 11, 2003 (File No. 000-23078);

•	Our Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2003, filed with the SEC on February 2, 2004 (File No. 000-23078); and

•	The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on December 14, 1993.

A statement contained in a document incorporated by reference into this prospectus shall be deemed to be modified or superceded for purposes of this prospectus to the extent that a statement contained in this prospectus, any prospectus supplement or in any other subsequently filed document which is also incorporated in this prospectus modifies or replaces such statement. Any statements so modified or superceded shall not be deemed, except as so modified or superceded, to constitute a part of this prospectus.

You may request a free copy of any of the documents incorporated by reference into this prospectus by writing or telephoning us at the following address or telephone number:

MapInfo Corporation

One Global View

Troy, New York 12180

(518) 285-6000

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Auditors	F-2

Consolidated Income Statements for the years ended September 30, 2003, 2002 and 2001 and for the three months ended December 31, 2003 (unaudited) and December 31, 2002 (unaudited)	F-3

Consolidated Balance Sheets as of September 30, 2003 and 2002 and December 31, 2003 (unaudited)	F-4

Consolidated Statements of Cash Flows for the years ended September 30, 2003, 2002 and 2001 and for the three months ended December 31, 2003 (unaudited) and December 31, 2002 (unaudited)	F-5

Consolidated Statements of Stockholders’ Equity for the years ended September 30, 2003, 2002 and 2001	F-6

Notes to Consolidated Financial Statements	F-7

Financial Statement Schedule	F-29

Report of Independent Auditors

To the Board of Directors and Stockholders of MapInfo Corporation:

In our opinion, the consolidated financial statements listed in the index appearing on page F-1 present fairly, in all material respects, the financial position of MapInfo Corporation and its subsidiaries at September 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing on page F-1 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 5 to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” during fiscal 2002.

/s/ PricewaterhouseCoopers, LLP

Albany, New York

October 24, 2003, except for Note 16

as to which the date is December 3, 2003.

MAPINFO CORPORATION AND SUBSIDIARIES

Consolidated Income Statements

(In thousands, except per share data)

	Fiscal Year Ended September 30,			Three Months Ended December 31,
	2003	2002	2001	2003	2002
				(unaudited)
Net revenues:
Products	$85,423	$83,211	$99,150	$22,415	$18,670
Services	20,832	9,387	10,884	6,172	2,192

Total net revenues	106,255	92,598	110,034	28,587	20,862

Cost of revenues:
Products	17,562	16,357	17,076	4,444	3,725
Services	14,049	8,744	9,987	3,917	2,104

Total cost of revenues	31,611	25,101	27,063	8,361	5,829

Gross profit	74,644	67,497	82,971	20,226	15,033

Operating expenses:
Research and development	20,387	19,657	19,144	5,077	4,841
Selling and marketing	41,011	38,901	43,198	10,221	9,854
General and administrative	15,329	13,183	16,127	3,818	3,525

Total operating expenses	76,727	71,741	78,469	19,116	18,220

Operating income (loss)	(2,083)	(4,244)	4,502	1,110	(3,187)

Interest and other income (expense), net
Interest income	459	1,047	1,832	85	146
Interest expense	(1,001)	(28)	(18)	(303)	(140)
Other income (expense), net	875	(841)	(2,198)	169	32

Interest and other income (expense), net	333	178	(384)	(49)	38

Income (loss) before provision for (benefit from) income taxes	(1,750)	(4,066)	4,118	1,061	(3,149)
Provision for (benefit from) income taxes	(665)	(1,711)	1,235	424	(1,260)

Net income (loss)	$(1,085)	$(2,355)	$2,883	$637	$(1,889)

Earnings (loss) per share:
Basic	$(0.07)	$(0.16)	$0.20	$0.04	$(0.12)
Diluted	$(0.07)	$(0.16)	$0.19	$0.04	$(0.12)
Weighted average shares outstanding:
Basic	15,307	15,041	14,518	15,651	15,145
Diluted	15,307	15,041	15,553	16,120	15,145

See accompanying notes.

MAPINFO CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands, except share and per share data)

	September 30,		December 31,
	2003	2002	2003
			(unaudited)
Assets
Current Assets:
Cash and cash equivalents, including restricted cash of $753	$20,153	$19,496	$21,245
Short-term investments, at amortized cost	14,676	16,633	14,147

Total cash and short-term investments	34,829	36,129	35,392
Accounts receivable, less allowance of $2,182 at September 30, 2003, $2,489 at September 30, 2002 and $2,209 at December 31, 2003	23,338	18,923	23,518
Inventories	400	494	422
Income taxes receivable	—	225	—
Deferred income taxes	1,124	1,104	1,152
Other current assets	2,583	2,912	2,746

Total current assets	62,274	59,787	63,230
Property and equipment—net	26,682	25,952	26,200
Product development costs—net	255	364	671
Deferred income taxes	14,888	13,268	14,902
Goodwill—net	21,343	12,104	27,886
Other intangible assets—net	3,526	1,585	3,259
Investments and other assets	4,004	3,618	4,076

Total assets	$132,972	$116,678	$140,224

Liabilities and Stockholders’ Equity
Current Liabilities:
Current maturities of long-term debt	$1,393	$—	$1,329
Accounts payable	2,814	3,996	3,110
Accrued liabilities	18,526	14,448	24,001
Deferred revenue	13,009	9,877	12,778
Income taxes payable	239	—	293

Total current liabilities	35,981	28,321	41,511

Deferred revenue, long term	278	450	194
Long-term debt	16,895	10,500	16,569
Other long-term liabilities	532	316	273

Total liabilities	53,686	39,587	58,547

Commitments and Contingencies
Stockholders’ Equity:
Common stock, $0.002 par value per share; 50,000,000 shares authorized; 15,644,139 shares issued and outstanding on September 30, 2003, 15,166,275 shares issued and outstanding on September 30, 2002 and 15,687,210 shares issued and outstanding on December 31, 2003	31	30	31
Preferred stock, $0.01 par value per share; 1,000,000 shares authorized; none issued	—	—	—
Additional paid-in capital	53,105	51,653	53,418
Retained earnings	25,725	26,810	26,362
Accumulated other comprehensive income (loss)	425	(922)	1,866

	79,286	77,091	81,677
Less treasury stock, at cost, -0- shares at September 30, 2003, 80,888 shares at September 30, 2002 and -0- shares at December 31, 2003	—	480	—

Total stockholders’ equity	79,286	77,571	81,677

Total liabilities and stockholders’ equity	$132,972	$116,678	$140,224

See accompanying notes.

MAPINFO CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended September 30,			Three Months Ended December 31,
	2003	2002	2001	2003	2002
				(unaudited)
Cash flows from (used for) operating activities:
Net income (loss)	$(1,085)	$(2,355)	$2,883	$637	$(1,889)
Depreciation and amortization	6,499	6,582	8,469	1,633	1,614
Disposal of fixed assets	—	208	—	—	—
Allowance for accounts receivable	(314)	(181)	946	3	56
Tax benefit from option exercises	192	274	8,655	62	15
Minority interest in (income) losses of investments	(272)	(102)	(127)	—	—
Provision for revaluation of minority investments	—	582	1,318	—	—
Provision for deferred income taxes	(1,490)	(2,970)	(7,684)	—	(733)
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(352)	7,186	69	674	2,016
Inventories	166	(70)	5	(58)	36
Other current assets	652	(203)	(1,297)	(7)	(616)
Accounts payable and accrued liabilities	27	(912)	(1,518)	(1,003)	(1,768)
Deferred revenue	1,509	(424)	114	(872)	(760)
Income taxes	536	(41)	(265)	150	(97)

Net cash from (used for) operating activities	6,068	7,574	11,568	1,219	(2,126)

Cash flows from (used for) investing activities:
Additions to property and equipment	(3,418)	(14,487)	(12,231)	(351)	(772)
Proceeds from sale of assets	—	—	—	—	—
Capitalized product development costs	(213)	(280)	(657)	(545)	(15)
Acquisitions of businesses and technology	(12,641)	—	(11,685)	(158)	(26)
Short-term investments, net	1,957	6,493	2,831	529	(606)
Long-term investments	—	2,355	(1,000)	—	—

Net cash used for investing activities	(14,315)	(5,919)	(22,742)	(525)	(1,419)

Cash flows from (used for) financing activities:
Principal payments on notes payable, long-term debt and capital leases	(593)	—	—	(389)	—
Proceeds from mortgage payable	4,575	10,500	—	—	4,575
Proceeds from term loan	3,000	—	—	—	—
Repurchase of common stock for treasury	(268)	(1,485)	(2,948)	—	—
Proceeds from exercise of stock options and ESPP purchases	2,197	2,585	7,185	251	242

Net cash from (used for) financing activities	8,911	11,600	4,237	(138)	4,817

Effect of exchange rates on cash and cash equivalents	(7)	93	19	536	(55)

Net change in cash and cash equivalents	657	13,348	(6,918)	1,092	1,217
Cash and cash equivalents, beginning of year	19,496	6,148	13,066	20,153	19,496

Cash and cash equivalents, end of year	$20,153	$19,496	$6,148	$21,245	$20,713

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$965	$190	$46
Income taxes	$1,259	$934	$1,177

See accompanying notes.

MAPINFO CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

For the Years Ended September 30, 2003, 2002 and 2001

(In thousands, except share data)

	Common Stock	Common Stock and Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total Stockholders’ Equity
	Shares	Amount			Shares	Amount
Balance, September 30, 2000	13,952,067	$37,400	$26,282	$(1,401)	18,183	$463	$61,818
Net income	—	—	2,883	—	—	—	2,883
Foreign currency translation adjustment	—	—	—	(310)	—	—	(310)

Comprehensive income (loss)							2,573
Exercise of options and sale of stock under the Employee Stock Purchase Plan	953,776	4,140	—	—	(109,483)	(3,411)	7,551
Tax benefit from option exercises	—	8,289	—	—	—	—	8,289
Purchase of treasury stock	—	—	—	—	91,300	2,948	2,948

Balance, September 30, 2001	14,905,843	49,829	29,165	(1,711)	—	—	77,283
Net income	—	—	(2,355)	—	—	—	(2,355)
Foreign currency translation adjustment	—	—	—	789	—	—	789

Comprehensive income (loss)							(1,566)
Exercise of options and sale of stock under the Employee Stock Purchase Plan	260,432	1,580	—	—	(169,114)	(1,005)	2,585
Tax benefit from option exercises	—	274	—	—	—	—	274
Purchase of treasury stock	—	—	—	—	250,002	1,485	1,485

Balance, September 30, 2002	15,166,275	51,683	26,810	(922)	80,888	480	77,091
Net income	—	—	(1,085)	—	—	—	(1,085)
Foreign currency translation adjustment	—	—	—	1,943	—	—	1,943
Derivative valuation adjustment	—	—	—	(596)	—	—	(596)

Comprehensive income (loss)							262
Exercise of options and sale of stock under the Employee Stock Purchase Plan	477,864	1,261	—	—	(127,943)	(748)	2,009
Tax benefit from option exercises	—	192	—	—	—	—	192
Purchase of treasury stock	—	—	—	—	47,055	268	268

Balance, September 30, 2003	15,644,139	$53,136	$25,725	$425	—	$—	$79,286

See accompanying notes

MAPINFO CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of December 31, 2003 and for the three months ended December 31, 2003 and 2002 is unaudited)

1.  Summary of Significant Accounting Policies

Nature of Operations

MapInfo designs, develops, markets, licenses and supports location-based software and data products, application development tools and industry-focused solutions, together with a range of consulting, training and technical support services. These products are sold through multiple distribution channels, including an indirect channel of value-added resellers and distributors, a corporate account sales force and a telemarketing sales group. The Company’s products are translated into 18 languages and sold in 60 countries throughout the world. MapInfo markets its products worldwide through sales offices in North America, Europe, Australia and throughout the rest of Europe and the Asia-Pacific region through exclusive and non-exclusive distribution relationships.

Basis of Consolidation

The consolidated financial statements include the accounts of MapInfo Corporation and its wholly owned subsidiaries. Significant intercompany balances and transactions have been eliminated.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purpose of the cash flows statements, the Company defines cash and cash equivalents as cash and investments with original maturities of three months or less.

Inventories

Inventories are stated at the lower of cost or market as determined on the average cost method and consist primarily of computer media, user manuals and software packaging supplies.

Short-term Investments

The Company’s short-term investments consist of debt securities with maturity dates of one year or less. In accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” debt securities have been classified in the accompanying consolidated balance sheets as held-to-maturity securities and are reported at amortized cost because the Company has the positive intent and the ability to hold these debt securities to maturity. Market value is determined by quoted market prices.

Property and Equipment

Property and equipment is stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets (two to fifty years) for financial reporting purposes and accelerated methods for tax purposes. When assets are sold, retired or otherwise disposed of, the applicable costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is recognized.

MAPINFO CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Information as of December 31, 2003 and for the three months ended December 31, 2003 and 2002 is unaudited)

Product Development Costs

Product development costs, including product enhancements and translation, are capitalized after technological feasibility has been established. These costs are reported at the lower of unamortized cost or net realizable value and are being amortized on a straight-line basis up to two years, the estimated economic life of the products. Annual amortization under the straight-line method is greater than the ratio of current gross revenue to total expected product revenues method.

Goodwill and Purchased Intangible Assets

The Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”(“SFAS No. 142”) effective with its fiscal year beginning on October 1, 2001. SFAS No. 142 requires goodwill to be tested for impairment, at least annually, and written down when impaired. Furthermore, SFAS No. 142 requires purchased intangible assets other than goodwill to be amortized over their useful lives, unless the useful lives are determined to be indefinite. Purchased intangible assets are carried at cost less accumulated amortization. Amortization is computed over the useful lives of the respective assets, which range from three to seven years.

Revenue Recognition

The Company derives revenues from product (software and data) licenses, product maintenance and professional services. Maintenance includes software defect or error fixes and rights to unspecified upgrades on a when-and-if available basis. Professional services primarily consist of consulting, analytical services, tech support and training.

The Company sells its products and services primarily through a direct sales team, Value Added Resellers, Distributors and OEMs.

The Company recognizes revenue in accordance with SOP 97-2 (Software Revenue Recognition) and SOP 98-9 (Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions) when all of the following conditions are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the vendor’s fee is fixed or determinable and (4) collectibility is probable.

The Company also uses the residual method under SOP 98-9. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue, assuming all other conditions for revenue recognition have been satisfied. Substantially all of the Company’s product revenue is recognized in this manner. If the Company cannot determine the fair value of any undelivered element included in an arrangement, the Company will defer revenue until all elements are delivered, until services are performed or until fair value of the undelivered elements can be objectively determined. In circumstances where the Company offers significant and incremental fair value discounts for future purchases of other software products or services to its customers as part of an arrangement, utilizing the residual method the Company defers the value of the discount and recognizes such discount against revenue as the related product or service is delivered.

Product revenue. Revenue from product licenses is recognized upon the shipment of product or the granting of licenses and when all other revenue recognition criteria are met, in accordance with SOP 97-2.

Postcontract customer support (PCS). PCS, inclusive of technical support and maintenance, may be bundled with an initial licensing fee or sold separately. In either case, the fair value of the PCS arrangement is recognized ratably over the term of the agreement, generally over a one- to two-year period.

MAPINFO CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Information as of December 31, 2003 and for the three months ended December 31, 2003 and 2002 is unaudited)

Multiple Element Arrangements. Multiple-element arrangements of the Company consist primarily of software licenses sold with 1-year maintenance arrangements. Maintenance arrangements are sold separately and accordingly, vendor specific objective evidence (“VSOE”) is determinable. Fees for multiple-element arrangements are allocated to the various elements of the arrangement based on the fair values of the elements. The fair value used to allocate to the elements is based on VSOE of fair values of the elements. VSOE is determined by the price charged when the same element is sold separately.

Services Revenue. Revenue from services such as consulting, analytical services and training are recognized when the services are delivered. Services are generally delivered under a time and materials or milestone contract. Under a time and materials contract, services are billed and revenue is recognized as the services are performed. Under a milestone contract, services are billed and revenue is recognized when the contract-stated milestone is completed.

Acceptance Provisions. Some of the Company’s product and service arrangements with customers include acceptance provisions. In those cases in which significant uncertainties exist with respect to customer acceptance or in which specific customer acceptance criteria are included in the arrangement, the Company defers the entire arrangement fee and recognizes revenue, assuming all other conditions for revenue recognition have been satisfied, when the uncertainty regarding acceptance is resolved as generally evidenced by written acceptance by the customer.

Original Equipment Manufacturer (OEM) Revenue. Revenue from products licensed to original equipment manufacturers is recorded when the product has been shipped and all obligations of the Company have been satisfied.

Value-Added Reseller (VAR) Sales. Revenue from product sales to distributors and resellers is recorded when related products are shipped and all other revenue recognition criteria are met.

Advertising Costs

The Company expenses all advertising costs as they are incurred.

Income Taxes

Deferred income taxes are recognized for the tax consequences of “temporary differences” by applying enacted statutory tax rates applicable for future years to differences between financial statement and tax basis of existing assets and liabilities. The effect of tax rate changes on deferred taxes is recognized in the income tax provision in the period that includes the enactment date. Business tax credits are recorded by the flow-through method of accounting, whereby they are applied as a reduction of income tax expense in the year the credits are utilized.

The Company records a valuation allowance to reduce deferred tax assets to the amount of future tax benefit that is more likely than not to be realized.

Foreign Currency

The assets and liabilities of the Company’s foreign subsidiaries are translated at year-end exchange rates, and the income statements are translated at the average rates of exchange prevailing during the year. Gains or losses resulting from translating non-U.S. currency financial statements are accumulated in a separate

MAPINFO CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Information as of December 31, 2003 and for the three months ended December 31, 2003 and 2002 is unaudited)

component of stockholders’ equity. Gains and losses from foreign currency transactions are included in net income. The Company’s exposure to foreign currency risk is mitigated, in part, by the fact that it incurs certain operating costs in the same foreign currencies in which revenues are denominated.

Computation of Earnings Per Share

Earnings per share is computed using the weighted average number of common and diluted common equivalent shares outstanding during the period. Diluted common equivalent shares consist of stock options using the treasury stock method.

Employee Stock Option Plans

Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation Transition and Disclosure, an Amendment of FASB Statement No. 123,” amends the disclosure requirements of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), to require more prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

The Company accounts for stock-based awards to employees and directors using the intrinsic value method of accounting in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”). Under the intrinsic value method, because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in the Company’s Consolidated Income Statements.

The Company is required under SFAS No. 123 to disclose pro forma information regarding option grants made to its employees based on specified valuation techniques that produce estimated compensation charges. The pro forma information is as follows (in thousands, except per share amounts):

	Years Ended September 30,			Three Months Ended December 31,
	2003	2002	2001	2003	2002
				(unaudited)
Net income (loss), as reported	$(1,085)	$(2,355)	$2,883	$637	$(1,889)
Stock-based employee compensation expense, net of related tax effects, determined under fair value-based method for all awards	(2,944)	(3,129)	(3,476)	(561)	(805)

Pro forma net earnings (loss)	$(4,029)	$(5,484)	$(593)	$76	$(2,694)

Earnings (loss) per share:
Basic, as reported	$(0.07)	$(0.16)	$0.20	$0.04	$(0.12)
Basic, pro forma	$(0.26)	$(0.36)	$(0.04)	$—	$(0.18)
Diluted, as reported	$(0.07)	$(0.16)	$0.19	$0.04	$(0.12)
Diluted, pro forma	$(0.26)	$(0.36)	$(0.04)	$—	$(0.18)

The value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model, which was developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the estimate, in management’s opinion, the existing valuation models do not provide a reliable measure of the fair value of the Company’s employee stock options.

MAPINFO CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Information as of December 31, 2003 and for the three months ended December 31, 2003 and 2002 is unaudited)

Segment Information

The Company uses the “management” approach to reporting its segments. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company’s reportable segments.

Recent Accounting Pronouncements

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 (“SFAS No. 150”), “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within the scope of SFAS No. 150 as a liability. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the Company beginning October 1, 2003. The Company is currently assessing the financial impact of SFAS No. 150 on its financial statements.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 (“SFAS No. 149”), “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and hedging relationships designated after June 30, 2003, except for those provisions of SFAS No. 149 that relate to SFAS No. 133 implementation issues already effective for fiscal quarters that began prior to June 15, 2003. For these latter issues, the provisions that are currently in effect should continue to be applied in accordance with their respective effective dates. Certain provisions of SFAS No. 149 that relate to forward purchases or sales of when-issued securities or other securities that do not yet exist should be applied to both existing contracts and new contracts entered into after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company’s financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). This interpretation explains how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to decide whether to consolidate that entity. This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. Variable interest entities that effectively disperse risks will not be consolidated unless a single party holds an interest or combination of interest that effectively recombines risks that were previously dispersed. This interpretation applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period ending after December 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company is currently assessing the financial impact of FIN 46 on its financial statements.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. FIN 45 incorporates without change, the guidance in FASB Interpretation

MAPINFO CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Information as of December 31, 2003 and for the three months ended December 31, 2003 and 2002 is unaudited)

No. 34, “Disclosure of Indirect Guarantees of Indebtedness of Others,” which is being superseded. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements in FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of this statement does not have a material impact on the Company’s financial statements. Subject to certain limitations, the Company agrees to indemnify its customers against any damages, liabilities, costs and expenses arising out of any claim that a MapInfo product infringes the intellectual property right of a third party. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. Accordingly, the Company believes the liability for these agreements as of September 30, 2003 is not material.

In June 2002, the Financial Accounting Standards Board (the “FASB”) issued Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”), which replaces Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” Under SFAS No. 146, liabilities for costs associated with an exit or disposal activity are to be recognized when the liability is incurred, while under EITF Issue No. 94-3, liabilities related to exit or disposal activities were recognized when an entity committed to an exit plan. SFAS No. 146 establishes that the objective for the initial measurement of the liability is fair value. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The Company does not expect this statement to have a material impact on its financial statements.

Reclassifications

Certain reclassifications have been made to the 2002 and 2001 amounts to conform to the 2003 presentation.

2.  Short-term Investments

At September 30, 2003 and 2002, short-term investments consisted of the following (in thousands):

	At September 30, 2003		At September 30, 2002
Type of Investment	Amortized Cost	Aggregate Market Value	Amortized Cost	Aggregate Market Value
Preferred stock	$9,800	$9,800	$7,600	$7,600
Municipal bonds	2,000	2,000	3,000	3,000
Corporate notes	2,876	2,882	3,940	3,940
Commercial paper	—	—	2,093	2,093

	$14,676	$14,682	$16,633	$16,633

Included in other income (expense), net, is interest income pertaining to these investments of $332 thousand, $535 thousand and $1.3 million in fiscal years 2003, 2002 and 2001, respectively.

An individual who was a board member of the Company as of September 30, 2003 is an officer and shareholder in a financial services firm that provides investment management advisory and custodial services for the Company. At September 30, 2003, this organization was in custody of $15.9 million of cash and cash equivalents and short-term investments under an investment management agreement. The Company paid investment management fees to this firm of $43 thousand, $46 thousand and $54 thousand in fiscal years 2003, 2002 and 2001, respectively.

MAPINFO CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Information as of December 31, 2003 and for the three months ended December 31, 2003 and 2002 is unaudited)

3.  Property and Equipment

Property and equipment consist of the following (in thousands):

	September 30,
	2003	2002
Computer hardware and software	$24,653	$22,465
Equipment	1,520	1,274
Furniture and fixtures	4,449	3,652
Land	2,473	2,398
Building and leasehold improvements	19,327	17,790

	52,422	47,579
Accumulated depreciation and amortization	(25,740)	(21,627)

	$26,682	$25,952

Depreciation and amortization expense for the years ended September 30, 2003, 2002 and 2001 was $5.1 million, $4.7 million and $4.6 million, respectively.

4.  Product Development Costs

Product development costs consist of the following (in thousands):

	September 30,
	2003	2002
Product development costs	$7,058	$6,664
Accumulated amortization	(6,803)	(6,300)

	$255	$364

Capitalized product development costs for the years ended September 30, 2003, 2002 and 2001 were approximately $213 thousand, $280 thousand and $657 thousand, respectively.

Amortization of capitalized product development costs for the years ended September 30, 2003, 2002 and 2001 was approximately $351 thousand, $710 thousand and $704 thousand, respectively.

5.  Goodwill and Purchased Intangible Assets

In applying SFAS No. 142, the Company performed the annual reassessment and impairment of goodwill tests required as of December 31, 2002, the end of the first quarter of fiscal year 2003. As a result of these annual tests, there was no indication of impairment. However, there can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

The balance of goodwill as of September 30, 2003 was $21.3 million. During the quarter ended December 31, 2003, goodwill increased by $6.5 million due to the contingent payment that the Company has agreed to pay Thompson, pursuant to the terms of the Thompson purchase agreement, and $472 thousand due to foreign currency translation. As a result, the goodwill balance as of December 31, 2003 was $27.9 million.

MAPINFO CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Information as of December 31, 2003 and for the three months ended December 31, 2003 and 2002 is unaudited)

The components of purchased intangible assets are as follows (in thousands):

December 31, 2003	Gross	Accumulated Amortization	Net	Amortization Period
Technology intangibles	$2,620	$1,695	$925	3 years
Customer intangibles	4,250	2,596	1,654	5-10 years
Trademarks	555	—	555	Indefinite
Other	346	221	125	3-5 years

Total	$7,771	$4,512	$3,259

September 30, 2003	Gross	Accumulated Amortization	Net	Amortization Period
Technology intangibles	$2,620	$1,617	$1,003	3 years
Customer intangibles	4,250	2,432	1,818	5-10 years
Trademarks	555	—	555	Indefinite
Other	346	196	150	3-5 years

Total	$7,771	$4,245	$3,526

September 30, 2002	Gross	Accumulated Amortization	Net	Amortization Period
Technology intangibles	$1,455	$1,350	$105	3 years
Customer intangibles	3,145	1,733	1,412	5-7 years
Other	161	93	68	3 years

Total	$4,761	$3,176	$1,585

Amortization of purchased intangible assets for the three-month periods ended December 31, 2003 and 2002 was $325 thousand and $198 thousand, respectively. Amortization of purchased intangible assets for the fiscal years ended September 30, 2003 and 2002 was $1.2 million and $926 thousand, respectively. The Company has reassessed the useful lives of the purchased intangible assets and concluded that no changes were required to the lives. However, there can be no assurance that a future reassessment of useful lives will not result in a charge to earnings.

The estimated future amortization expense of purchased intangible assets at September 30, 2003, is as follows:

Fiscal year	Amount
2004	$1,142
2005	694
2006	433
2007	387
2008	128
Thereafter	189

MAPINFO CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Information as of December 31, 2003 and for the three months ended December 31, 2003 and 2002 is unaudited)

6.  Investments

Alps Mapping Co., Ltd.

In March 2000, the Company acquired 16.7% of the outstanding common stock of Alps Mapping Co., Ltd. (“Alps”), a leading Japanese data provider headquartered in Nagoya, Japan. The Company invested 100 million Yen (approximately $750 thousand) to acquire the 16.7% equity position and 400 million Yen (approximately $3.7 million) in three debt instruments with warrants that could be converted over time into as much as a 51% common stock ownership position. In February 2002, the Company redeemed, at face value, one debt instrument of 100 million Yen (approximately $750 thousand). In addition, the remaining two debt instruments with warrants were converted into equity, which increased of the Company’s ownership in Alps to 49%. This investment is accounted for under the equity method of accounting. As of September 30, 2003 and 2002, $3.1 million and $2.9 million was included on the Company’s balance sheet under the caption “Investment and other assets” pertaining to this investment, respectively. In addition, under an advisory agreement with an investment banking firm in Japan, the Company may be required to make a cash payment of up to $2.0 million to the investment banking firm based on the financial performance of Alps over the four fiscal years ending September 30, 2004. Any payment earned under this agreement would be made in the first quarter of fiscal year 2005 and would be accounted for as an addition to goodwill.

7.  Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	September 30,
	2003	2002
Compensation	$5,389	$3,586
Royalties	5,083	4,258
Marketing	1,094	787
Commissions	1,714	1,356
Acquisition purchase price holdback	750	—
Value added taxes	1,277	1,505
Other	3,219	2,956

	$18,526	$14,448

8.  Mortgage Payable and Credit Facility

Mortgage Payable

On December 21, 2001, the Company entered into a mortgage loan and other related agreements with a commercial bank to finance construction of a 150,000 square foot office building in Troy, New York and the related land lease. The financing arrangement provided for $14.1 million in construction financing and was convertible into a term loan upon completion of the construction. As of September 30, 2002, the Company had borrowed $10.5 million under this construction mortgage loan. In October 2002, the Company borrowed an additional $3.6 million available under the construction loan, bringing the balance outstanding to $14.1 million. In December 2002, the Company borrowed an additional $1.0 million and converted the entire mortgage to a ten-year term loan. Principal together with interest, at a rate of LIBOR plus 2.25%, with a 3.50% minimum, is payable monthly. Per the agreement, there is an annual Debt Service Coverage Ratio covenant with which the Company was in compliance. The total amount borrowed under the mortgage loan agreement was $15.1 million

MAPINFO CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Information as of December 31, 2003 and for the three months ended December 31, 2003 and 2002 is unaudited)

and as of September 30, 2003, the outstanding balance was $14.8 million. The balance outstanding under this term loan agreement as of December 31, 2003 was $14.8 million.

In order to reduce exposure to movements in interest rates, in January 2003 the Company entered into an interest rate swap agreement to convert its variable rate mortgage loan to a fixed rate. The agreement involves the exchange of fixed and floating interest rate payments over the ten-year life of the loan. The variable interest rate on the mortgage loan is the 30-day LIBOR rate plus 2.25%. The interest rate swap has fixed the effective interest rate that the Company will pay at 6.82%. (The 6.82% interest rate is based on the assumption that the 30-day LIBOR plus 2.25% is 3.5% or higher, due to the 3.5% interest rate minimum, which applies to the mortgage).

Credit Facility

In January 2003, the Company borrowed $3.0 million under a one-year revolving credit facility with a commercial bank. In March 2003, the Company converted this obligation into a 42-month term loan. Principal outstanding under this term loan is payable monthly in 41 equal installments of $72 thousand and a final payment of $69 thousand, along with interest at a rate of LIBOR plus 1.75%. The balance outstanding under this term loan agreement as of September 30, 2003 was $2.7 million. The outstanding balance as of December 31, 2003 under the term loan agreement was $2.5 million. Additionally, the Company has a $6.0 million credit facility with a commercial bank that expires on March 31, 2004. As of September 30, 2003 and 2002, there were no outstanding borrowings under this credit facility. As of December 31, 2003 and 2002, there were no outstanding borrowings under this credit facility. Amounts outstanding under both the term-loan and the credit facility are collateralized by domestic accounts receivable.

Future minimum payments required under loan agreements that have initial or remaining non-cancelable terms in excess of one year as of September 30, 2003 are $1.2 million, 2004; $1.2 million, 2005; $1.2 million, 2006; $458 thousand, 2007; $315 thousand, 2008; and $13.3 million thereafter.

9.  Commitments and Contingencies

Operating Leases

The Company leases a facility in the Rensselaer Technology Park in Troy, New York (One Global View), which is approximately 60,000 square feet of office space. This facility is adjacent to the Company’s newly constructed facility, and together these facilities house the corporate headquarters, the principal research and development center and the principal sales, marketing and administrative organizations for the Americas. The lease, which expires in 2006, contains a nominal escalation in rental payments over the term of the lease, and in addition to monthly lease payments, the Company is responsible for such costs as real estate taxes and maintenance.

The Company also leases office space of approximately 23,000 square feet in Windsor, England, which houses the European headquarters. The lease on this facility expires in 2012. In addition, the Company leases office space of approximately 41,000 square feet in Toronto, Canada, which houses a research and development center, as well as sales, marketing and support staff. The lease on this facility expires in 2014.

Future minimum payments required under capital leases that have initial or remaining non-cancelable lease terms in excess of one year as of September 30, 2003 are $221 thousand, 2004; $125 thousand, 2005; $125 thousand, 2006; and $264 thousand, 2007. Future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of September 30, 2003

MAPINFO CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Information as of December 31, 2003 and for the three months ended December 31, 2003 and 2002 is unaudited)

are $5.3 million, 2004; $5.1 million, 2005; $4.1 million, 2006; $3.4 million, 2007; $3.3 million, 2008; and $2.2 million thereafter.

Total rent expense for the years ended September 30, 2003, 2002 and 2001 was approximately $4.7 million, $4.2 million and $3.8 million, respectively.

Legal Proceedings

On August 5, 2002, the Company filed an action against Spatial Re-Engineering Consultants, or SRC, a former MapInfo reseller, in the United States District Court for the Northern District of New York to collect approximately $100 thousand in receivables owed by SRC to us under contractual obligations. SRC answered and asserted fifteen counterclaims against the Company, seeking a total of $11.0 million in damages. The counterclaims include allegations of breach of contract and copyright infringement. The District Court dismissed one counterclaim upon the Company’s motion, and SRC voluntarily withdrew a second counterclaim; thirteen counterclaims remain. In its pleadings on the remaining counterclaims, SRC seeks a total of $9.0 million. However, in its computation of damages made pursuant to court rules, SRC has alleged general damages of $5.1 million and an unspecified amount of special damages. In addition, based on a subsequent report provided to the Company and prepared by an expert retained by SRC, SRC is claiming special damages of $14.8 million. The Company is vigorously defending against all remaining counterclaims. In addition, the Company has amended its complaint against SRC to add five claims relating to unauthorized distribution of its products and copyright infringement.

10.  Income Taxes

Provision for (benefit from) income taxes consists of (in thousands):

	Year Ended September 30,
	2003	2002	2001
Current:
Federal	$(315)	$(488)	$955
State	21	20	239
Foreign	966	1,475	1,257

	672	1,007	2,451

Deferred income taxes:
Federal	(1,314)	(2,080)	(1,112)
State	(87)	(311)	(191)
Foreign	64	(327)	87

	(1,337)	(2,718)	(1,216)

Provision for (benefit from) income taxes	$(665)	$(1,711)	$1,235

In fiscal year 2003, the benefit from income taxes has been increased by research and development tax credits of approximately $276 thousand from the U.S. and $432 thousand from Canada. Additionally, in fiscal year 2002 the benefit from income taxes has been increased by research and development tax credits of approximately $394 thousand, and in fiscal year 2001 the provision for incomes taxes has been decreased by $745 thousand. At September 30, 2003, the Company has approximately $2.8 million of research and development tax credit carryforwards, which begin to expire in 2008, approximately $26 thousand of alternative minimum tax credit carryforwards, which have no expiration date, and approximately $242 thousand of foreign tax credit carryforwards which begin to expire in 2003. The Company has approximately $129 thousand of New

MAPINFO CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Information as of December 31, 2003 and for the three months ended December 31, 2003 and 2002 is unaudited)

York State investment tax credit carryforwards, which begin to expire in 2020. The Company has approximately $28.3 million of Federal net operating loss carryforwards, which begin to expire in 2021 and $34.5 million of state operating loss carryforwards, which begin to expire in 2019.

U.S. income (loss) before taxes was $(6.1) million, $(6.8) million and $1.1 million for the years ended September 30, 2003, 2002 and 2001, respectively. Foreign income before taxes was $4.4 million, $2.8 million and $3.0 million for the years ended September 30, 2003, 2002 and 2001, respectively.

The provision for income taxes differs from the amount computed by applying the U.S. federal statutory income tax rate of 34% as follows:

	Year Ended September 30,
	2003	2002	2001
Federal statutory income tax rate	(34)%	(34)%	34%
State taxes	(2)	(5)	1
Non-U.S. tax rates, repatriation of earnings and other net charges associated with prior years	33	(1)	8
Tax-exempt investment income	(1)	—	(3)
Research and development credit	(41)	(10)	(18)
Intangible asset amortization	—	6	7
Valuation allowance	3	3	2
Other	4	(1)	(1)

	(38)%	(42)%	30%

Deferred income taxes recorded in the consolidated balance sheets at September 30, 2003 and 2002 consist of the following temporary differences (in thousands):

	U.S.		Non-U.S.
	September 30,		September 30,
	2003	2002	2003	2002
Current deferred tax assets (liabilities):
Accrued expenses	$282	$202	$488	$402
Bad debt reserve	112	219	—	—
Inventory	83	97	—	—
Allowance for returns	187	203	—	—
Other current assets	31	26	(59)	(45)

Net current deferred tax assets	695	747	429	357

Long-term deferred tax assets (liabilities):
Capitalized product development costs	(91)	(91)	—	—
Tax credit carryovers	3,075	2,744	—	134
Property and equipment	559	409	452	293
Intangible assets	271	503	(184)	(134)
Net operating loss	10,765	8,983	—	—
Other non-current assets	301	628	—	—

	14,880	13,176	268	293
Less: Valuation allowance	260	201	—	—

Net long-term deferred tax asset	14,620	12,975	268	293

Net deferred tax assets	$15,315	$13,722	$697	$650

MAPINFO CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Information as of December 31, 2003 and for the three months ended December 31, 2003 and 2002 is unaudited)

The increase in U.S. deferred tax assets from 2002 to 2003 includes $192 thousand of deferred tax benefit resulting from stock option exercises, and the increase in Non-U.S. deferred tax assets from 2002 to 2003 includes $111 thousand resulting from translation adjustment.

The valuation allowance at September 30, 2003 and 2002 was $260 thousand and $201 thousand, respectively. The Company is required to assess the realization of the deferred tax assets. Significant changes in circumstances may require adjustments during interim or annual periods. The Company’s future tax benefits related to foreign tax credits are fully reserved as it is more likely than not that they will not be realized due to their short carryforward periods. Although realization is not assured, the Company has concluded that it is more likely than not that the remaining net deferred tax assets will be realized principally based upon forecasted taxable income generally within the 20-year R&D credit and net operating loss carryforward periods, giving consideration to the benefits realized to date through the restructuring program. The amount of net deferred tax assets actually could vary if there are differences in timing or amount of future reversals of existing deferred tax liabilities or changes in the actual amounts of future taxable income. If the forecast is determined to no longer be reliable due to uncertain market conditions or improvement in the results of operations does not continue, the long-term forecast will require reassessment. As a result, the Company may need to establish additional valuation allowances for all or a portion of the net deferred tax assets.

The Company has not recognized U.S. deferred income taxes on approximately $9.4 million of undistributed earnings of its foreign subsidiaries because management considers such earnings to be permanently reinvested. If the earnings were distributed, the Company may be subject to both U.S. income taxes and foreign withholding taxes.

11.    Stockholders’ Equity

Earnings Per Share

The following table represents the reconciliation of the basic and diluted earnings per share amounts for the three months ended December 31, 2003 and 2002 (in thousands, except per share data):

	Three Months Ended December 31,
	2003	2002
	(unaudited)
Net income (loss)	$637	$(1,889)

Weighted average shares for basic EPS	15,651	15,145
Effect of dilutive stock options	469	—

Weighted average shares and assumed exercise of stock options for diluted EPS	16,120	15,145

Basic EPS	$0.04	$(0.12)
Diluted EPS	$0.04	$(0.12)

The impact of stock options for the three months ended December 31, 2002 was anti-dilutive and therefore was excluded from the calculation. If the impact of stock options had not been anti-dilutive, the effect of dilutive stock options would have been 89,000 shares for the three months ended December 31, 2002. Outstanding stock options, with an exercise price equal to or greater than the average market price of the Company’s common stock for the three months ended December 31, 2003 and 2002 were 963,000 shares and 1,770,000 shares, respectively.

MAPINFO CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Information as of December 31, 2003 and for the three months ended December 31, 2003 and 2002 is unaudited)

The following represents the basic and diluted earnings per share amounts for the years ended September 30, 2003, 2002 and 2001 (in thousands, except per share data):

	Year Ended September 30,
	2003	2002	2001
Net income	$(1,085)	$(2,355)	$2,883

Weighted average shares for basic EPS	15,307	15,041	14,518
Effect of dilutive stock options	—	—	1,035

Weighted average shares and assumed exercise of stock options for diluted EPS	15,307	15,041	15,553

Basic EPS	$(0.07)	$(0.16)	$0.20
Diluted EPS	$(0.07)	$(0.16)	$0.19

The impact of options for the years ended September 30, 2003 and 2002 was anti-dilutive and therefore was excluded from the calculation. If the impact of options had not been anti-dilutive, the effect of dilutive options would have been 191,000 shares and 305,000 shares, respectively. Potentially dilutive stock options of 1,554,000 shares, 1,102,000 shares and 379,000 shares were anti-dilutive for the years ended September 30, 2003, 2002 and 2001, respectively.

12.  Employee Stock Purchase and Stock Option Plans

Treasury Shares

During the fiscal years ended September 30, 2003 and 2002, the Company repurchased 47,055 shares at a cost of $268 thousand and 250,002 shares at a cost of $1.5 million, respectively.

Employee Stock Purchase Plan

Under the 1993 Employee Stock Purchase Plan, the Company is authorized to issue up to 1,712,500 shares of common stock to its full-time employees, nearly all of whom are eligible to participate. Under the terms of the plan, shares of the Company’s common stock may be purchased at six-month intervals at 85% of the lower of the fair value on the first or last day of each six-month period. Employees may purchase shares having a value not exceeding 10% of their gross compensation during an offering period. During the fiscal years ended September 30, 2003, 2002 and 2001, employees purchased 501,291, 294,916 and 134,419 shares, respectively.

Stock Option Plans

The Company has stock option plans under which employees, officers and directors are eligible to participate, which provide for non-qualified and incentive stock options. Options granted under the plans provide for an option exercise price equal to the fair market value at the date of grant. Options granted prior to July 1996 typically vest over five years and one day and expire ten years from the date of grant. Options granted after June 1996 typically vest over four years and expire ten years from the date of grant. At September 30, 2003, options for 1,564,366 shares were vested and 922,219 were available for future grants under the plans.

MAPINFO CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Information as of December 31, 2003 and for the three months ended December 31, 2003 and 2002 is unaudited)

Stock options outstanding were as follows:

	Outstanding Options
	Number of Shares	Weighted Average Exercise Price
Balance, September 30, 2000	2,844,192	$8.03

Options granted	615,915	31.41
Options forfeited	(161,508)	17.31
Options exercised	(928,840)	5.90

Balance, September 30, 2001	2,369,759	14.30

Options granted	553,200	9.89
Options forfeited	(247,425)	19.43
Options exercised	(134,630)	5.33

Balance, September 30, 2002	2,540,904	13.32

Options granted	560,700	3.85
Options forfeited	(402,474)	17.70
Options exercised	(104,516)	4.91

Balance, September 30, 2003	2,594,614	10.93

For various price ranges, weighted average characteristics of outstanding stock options at September 30, 2003 were as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at 9/30/03	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 9/30/03	Weighted Average Exercise Price
$3.21 to $4.34	538,532	7.59	$3.50	124,732	$4.30
$4.50 to $6.17	581,427	5.53	5.41	474,152	5.41
$6.19 to $9.72	586,259	6.60	8.01	412,050	8.00
$9.75 to $22.14	522,812	7.71	12.92	286,498	13.87
$22.17 to $47.25	365,584	7.15	32.46	266,934	31.99

	2,594,614	6.87	$10.93	1,564,366	$12.09

SFAS No. 123, “Accounting for Stock-Based Compensation,” requires the measurement of the fair value of stock options or warrants granted to employees to be included in the statement of operations or, alternatively, disclosed in the notes to consolidated financial statements. The Company accounts for stock-based compensation of employees under the intrinsic value method of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations and has elected the disclosure-only alternative under SFAS No. 123. The Company has adopted the disclosure requirements of SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” in its discussion of stock-based employee compensation.

MAPINFO CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Information as of December 31, 2003 and for the three months ended December 31, 2003 and 2002 is unaudited)

The weighted average fair value of options granted under the plans during fiscal years 2003, 2002 and 2001 was $2.28, $9.90 and $20.00, respectively. The weighted average assumptions for the various option plans are as follows:

	Fiscal Year 2003	Fiscal Year 2002	Fiscal Year 2001
Risk-free interest rate	1.1% to 3.1%	1.6% to 4.7%	3.3% to 5.9%
Expected term	6 months to 6.1 years	6 months to 6.1 years	6 months to 6.2 years
Company’s expected volatility	66%	65%	65%
Dividend yield	None	None	None

13.  Deferred Compensation Plans

The Company’s deferred compensation arrangements consist principally of a 401(k) plan, which covers substantially all U.S.-based employees who have met certain service requirements. Employees may contribute up to 15% of their pre-tax income and 10% on an after-tax basis (up to the maximum established by the IRS each year) to the plan. The Company may at its option contribute up to $0.50 for each $1.00 contributed by a participant to the plan, up to a maximum of 4% of the participant’s annual compensation. Compensation expense related to the deferred compensation plans for the years ended September 30, 2003, 2002 and 2001 was $830 thousand, $796 thousand and $822 thousand, respectively.

14.  Concentration of Credit Risk

The Company’s investment portfolio consists of short-term investment grade securities. At September 30, 2003, the Company had $8.9 million in U.S. banks in excess of insured limits and $2.9 million in uninsured foreign banks. The Company sells a significant portion of its product through third-party distributors.

15.  Segment Information

The Company’s operations involve the design, development, marketing, licensing and support of software and data products, application development tools and industry-specific solutions, together with a range of consulting, training and technical support services.

The Company conducts business globally and is managed geographically. In addition, during the second half of fiscal year 2002, the Company organized its sales, marketing and certain engineering activities into three Strategic Business Units, discussed below. The Company’s management relies on an internal management accounting system. This system includes revenue and cost information by geographic location. Revenues are attributed to a geographic location based on the origination of the order from the customer. The Company’s management makes financial decisions and allocates resources based on the information it receives from this internal system. Based on the criteria set forth in SFAS No. 131, the Company has reportable segments by geography: the Americas, EAME (Europe, Africa and the Middle East) and Asia-Pacific, as well as by business unit: Location-Based Intelligence (“LBI”), Predictive Analytics (formerly “aCRM”) and Location-Based Services (“LBS”).

Effective October 1, 2003, the Company is no longer organized into strategic business units. Therefore, the Company will no longer report segment information based on strategic business units. The Company’s geographic segments are discussed below.

MAPINFO CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Information as of December 31, 2003 and for the three months ended December 31, 2003 and 2002 is unaudited)

Geographic Segments

Summarized financial information by geographic segment for the three months ended December 31, 2003 and 2002, as taken from the internal management accounting system discussed above, is as follows (in thousands):

	Three Months Ended December 31,
	2003	2002
	(unaudited)
Net revenues:
Americas	$16,523	$10,611
EAME	8,731	7,492
Asia-Pacific	3,333	2,759

Total net revenues	$28,587	$20,862

Operating income (loss):
Americas	$3,949	$505
EAME	2,711	1,597
Asia-Pacific	1,032	1,005
Corporate adjustments:
R&D	(3,411)	(3,495)
Marketing	(1,898)	(1,792)
G&A	(1,273)	(1,007)

Total operating income (loss)	$1,110	$(3,187)

The operating income by segment above differs from the amounts recognized under generally accepted accounting principles because the Company does not allocate certain costs for research and development, marketing and general and administrative activities to the geographic segments. The table above reconciles the operating income (loss) by geographic segment to operating income (loss) as reported on the Income Statements by including adjustments for certain unallocated costs.

MAPINFO CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Information as of December 31, 2003 and for the three months ended December 31, 2003 and 2002 is unaudited)

Summarized financial information by geographic segment for fiscal years 2003, 2002 and 2001, as taken from the internal management accounting system discussed above, is as follows (in thousands):

	Fiscal Year Ended September 30,
	2003	2002	2001
Net revenues:
Americas	$59,889	$50,128	$64,849
EAME	32,348	30,246	33,256
Asia-Pacific	14,018	12,224	11,929

Total net revenues	$106,255	$92,598	$110,034

Operating income:
Americas	$9,819	$9,557	$17,740
EAME	8,463	7,405	10,020
Asia-Pacific	5,862	3,637	2,871
Corporate adjustments	(26,227)	(24,843)	(26,129)

Total operating income	$(2,083)	$(4,244)	$4,502

Depreciation and amortization included in operating income consists of:
Americas	$4,729	$4,563	$6,355
EAME	1,502	1,730	1,648
Asia-Pacific	268	289	466

Total depreciation and amortization	$6,499	$6,582	$8,469

The operating income by segment above differs from the amounts recognized under generally accepted accounting principles because the Company does not allocate certain corporate costs for research and development, marketing and general and administrative activities to the geographic segments. The table above reconciles the operating income (loss) by geographic segment to operating income (loss) as reported on the Income Statements by including such adjustments for certain unallocated costs.

The following is revenue and long-lived assets information for geographic locations (in thousands);

	Fiscal Year Ended September 30,
	2003	2002	2001
Net revenues:
U.S.	$49,672	$40,164	$53,100
United Kingdom	16,732	15,561	18,091
All other countries	39,851	36,873	38,843

Total net revenues	$106,255	$92,598	$110,034

	As of September 30,
	2003	2002	2001
Long-Lived Assets:
U.S.	$43,615	$31,302	$20,879
United Kingdom	1,982	2,666	3,665
All other countries	10,213	9,655	9,503

Total long-lived assets	$55,810	$43,623	$34,047

MAPINFO CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Information as of December 31, 2003 and for the three months ended December 31, 2003 and 2002 is unaudited)

Enterprise-wide information is provided in accordance with SFAS No. 131. Geographic revenue information is based on the ordering location of the customer. Long-lived assets information is based on the physical location of the assets.

Strategic Business Units

Effective October 1, 2003, the Company is no longer organized into strategic business units. Therefore, the Company will no longer report segment information based on strategic business units.

The Company organized its sales, marketing and certain engineering activities into three Strategic Business Units (“SBUs”). The three SBUs were: Location-Based Intelligence (“LBI”), Predictive Analytics and Location-Based Services (“LBS”). The SBUs were designed to focus the Company’s primary operating resources (sales, marketing and certain engineering functions) on specific customer needs.

The Company’s financial reporting systems present various data for management reporting purposes, including SBU-specific internal profit and loss statements, on a basis not consistent with accounting principles generally accepted in the United States of America. This information relating to the SBUs was not available prior to April 1, 2002. Assets are not presently allocated to SBUs for internal financial reporting.

The accounting methodology for each income statement category is noted below:

Net Revenues. Net revenues are recorded based on sales to SBU-defined customers with the following exception: Predictive Analytics revenues are only recorded in the Americas; Predictive Analytics revenues in EAME and Asia-Pacific are recorded as LBI revenues.

Cost of Revenues. Cost of revenues are allocated to the SBUs based on the product and services revenues generated by each SBU.

Research and Development (R&D). R&D resources that are engaged in projects directly related to and managed by SBU management are recorded within the SBU. R&D costs not directly related to and managed by SBU management are allocated to the SBUs based on the SBU’s core product revenue relative to total company core product revenue.

Selling and Marketing (S&M). Each SBU has its own S&M departments. All selling costs within the Company are directly charged to the appropriate SBU. Marketing costs directly managed by the SBU are recorded within the SBU. Product management costs are allocated to the SBUs based on the SBU’s core product revenue relative to total company core product revenue. All other marketing costs are classified as corporate costs and are allocated to the SBUs based on the percentage of the SBU’s total revenues relative to total company revenues.

General and Administrative (G&A). G&A costs, which include executive management, finance, accounting, information technology, human resources and amortization of intangible assets, are allocated to the SBUs based on the SBU’s headcount relative to total company headcount.

MAPINFO CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Information as of December 31, 2003 and for the three months ended December 31, 2003 and 2002 is unaudited)

As discussed above, segment information relating to the SBUs was not available prior to April 1, 2002. SBU revenue and summarized financial information by SBU operating segment for the year ended September 30, 2003, as taken from the internal management accounting system discussed above, is as follows (in thousands):

	For the Year Ended September 30,
	2003	2002
Net revenues:
LBI	$80,848	N/A
Predictive Analytics	24,015	N/A
LBS	1,392	N/A

Total net revenues	$106,255	N/A

Operating income (loss):
LBI	$3,989	N/A
Predictive Analytics	(2,075)	N/A
LBS	(3,997)	N/A

Total operating income (loss)	$(2,083)	N/A

In fiscal years 2003, 2002 and 2001 no single customer accounted for 10% or more of the Company’s revenues.

16.  Acquisitions

Thompson Site Selection Research, Inc.

On January 6, 2003 the Company acquired substantially all of the assets and assumed certain liabilities of Thompson Site Selection Research, Inc. (“Thompson”), a privately held company headquartered in Ann Arbor, Michigan. Thompson is a provider of location-based analytical services and business intelligence software for the retail, restaurant and real estate vertical markets. The Company expects the acquisition to strengthen its presence in these vertical markets. The purchase price was $13.5 million, including acquisition-related costs. In addition, in accordance with the purchase agreement, Thompson may earn up to $6.1 million in contingent consideration based on Thompson’s profitability following the acquisition. On November 26, 2003, based on the operating performance achieved by Thompson to-date and in order to facilitate the integration of Thompson’s operations, the Company has agreed to pay Thompson the full contingent payment, $5.1 million of which will be paid on March 1, 2004 and the remaining $1.0 million will be paid on October 1, 2004. These payments will be recorded as an addition to goodwill. The Thompson acquisition was financed with $9.9 million in cash on hand, $3.0 million in borrowings under the Company’s bank credit facility and $556 thousand in cash on hand, paid in April 2003 as a result of the closing balance sheet working capital adjustment. The total of Thompson’s net assets acquired by the Company was $2.5 million. Goodwill recorded as a result of the acquisition totaled $14.1 million. Intangibles assets acquired, other than goodwill, totaled $3.0 million. The acquisition is being accounted for as a purchase, and, accordingly, the Company has included the results of operations in the financial statements effective January 6, 2003. The pro forma effects of the Thompson acquisition on the Company’s financial statements were not material. 90 employees of Thompson became employees of MapInfo upon the acquisition.

MAPINFO CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Information as of December 31, 2003 and for the three months ended December 31, 2003 and 2002 is unaudited)

17.  Comprehensive Income

Comprehensive income (loss) was as follows (in thousands):

	Three Months Ended December 31,
	2003	2002
	(unaudited)
Net income (loss)	$637	$(1,889)
Derivative valuation adjustment	289	—
Change in accumulated translation adjustments	1,152	(71)

Total comprehensive income (loss)	$2,078	$(1,960)

18.  Strategic Restructuring

In response to a reduction in spending by telecommunication companies and reduced IT spending in most of the Company’s markets, the Company undertook measures to reduce operating expenses during fiscal years 2002 and 2003. Overall expense reductions included headcount reductions, restructuring of the business model in Japan and the consolidation of the Company’s Canadian operations. As a result of these and other restructuring actions, total Company headcount, excluding 90 employees that were added as a result of the Thompson acquisition (See Note 16 in the Notes to Consolidated Financial Statements above), was reduced to 618 at September 30, 2003 from 681 at September 30, 2002 and 770 at September 30, 2001.

Employee Severance

The Company paid severance costs during fiscal years 2003 and 2002 by geographic region as summarized below (dollars in thousands):

	Year Ended September 30,
	2003		2002
	Number of Employees	Severance Cost	Number of Employees	Severance Cost
Geographic Region
Americas	54	$1,907	86	$1,212
EAME	9	236	5	32
Asia-Pacific	—	—	10	205

Total	63	$2,143	101	$1,449

As of September 30, 2002, the Company had an accrual balance of $216 thousand for future severance obligations, which was paid during fiscal year 2003. During fiscal year 2003, $2.1 million of severance cost was expensed. As of September 30, 2003, $260 thousand of this severance expense was not yet paid and was outstanding on the balance sheet of the Company. Management expects these severance obligations will be satisfied no later than March 2004.

MAPINFO CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(Information as of December 31, 2003 and for the three months ended December 31, 2003 and 2002 is unaudited)

Japan office closure and business model restructure

In Japan, the Company increased its ownership position in February 2002 in Alps Mapping Co. Ltd., from 17% to 49% and granted Alps exclusive distribution rights in Japan to MapInfo’s software products. (See Note 6 above). This enabled the Company to close its sales office in Japan during the second quarter of fiscal year 2002. The estimated cost for the restructure of the Japan business model and closing the Japan sales office was approximately $250 thousand, which consisted primarily of employee termination costs and legal expenses.

Consolidation of Canadian Operations

During the second quarter of fiscal year 2002, the Company consolidated its Canadian operations into a single location headquartered in Toronto. The Company’s Scarborough research and development operation has been combined with the Toronto office, co-locating the engineering group with the sales, marketing and product development groups from the Compusearch acquisition. The estimated cost to consolidate the Canadian operations was approximately $315 thousand, which consisted primarily of office closure costs.

MAPINFO CORPORATION AND SUBSIDIARIES

Valuation and Qualifying Accounts

Schedule VIII

(Dollars in thousands)

Description	Balance at Beginning of Period	Additions Charged to Expense, Net	Additions Charged to Other Accounts	Deductions	Balance at End of Period
Year ended September 30, 2001:
Deducted from asset accounts:
Allowance for doubtful accounts and sales returns	$1,749	1,707	283(2)	(1,081)(1)	$2,658
Year ended September 30, 2002:
Deducted from asset accounts:
Allowance for doubtful accounts and sales returns	$2,658	(306)	303(2)	(166)(1)	$2,489
Year ended September 30, 2003:
Deducted from asset accounts:
Allowance for doubtful accounts and sales returns	$2,489	(61)	217(2)	(463)(1)	$2,182

(1)	Uncollectible accounts written off.
(2)	Allowance for sales returns.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

The following table sets forth the expenses expected to be incurred by MapInfo in connection with the registration and distribution of the securities registered hereby, all of which expenses will be borne by MapInfo. Except for the SEC registration fee and NASD filing fee, all such expenses are estimated.

Amount
SEC registration fee	$7,268
NASD filing fee	6,236
Printing expenses	50,000
Legal fees and expenses	150,000
Accounting fees and expenses	35,000
NASDAQ National Market fees	35,000
Miscellaneous expenses	16,496

Total	$300,000

Item 15.  Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

Article SEVENTH of the registrant’s Certificate of Incorporation, as amended, generally provides that no director of the registrant shall be personally liable to the registrant or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

Article EIGHTH of the registrant’s Certificate of Incorporation, as amended, generally provides that a director or officer of the registrant (a) shall be indemnified by the registrant against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the registrant) brought against him or her by virtue of his or her position as a director or officer of the registrant or by reason of his agreement to serve, at the request of the registrant, as a director, officer, trustee, or in a similar capacity with another corporation or entity if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful and (b) shall be indemnified by the registrant against all expenses (including attorneys’ fees) and amounts paid in settlement incurred in connection with any action by or in the right of the registrant brought against him or her by virtue of his or her position as a director or officer of the registrant or by reason of his or her agreement to serve, at the request of the registrant, as a director, officer, trustee, or in a similar capacity with another corporation or entity if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the registrant, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the registrant, unless and only to the extent that the Court of Chancery of Delaware determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he or she is required to be indemnified by the registrant against all expenses (including attorneys’ fees) reasonably incurred in connection therewith.

Indemnification is required to be made unless the registrant, the registrant’s stockholders, independent legal counsel or a court of competent jurisdiction determines, by clear and convincing evidence promptly and within 60 days after receipt of a request for indemnification, that the applicable standard of conduct required for indemnification has not been met. In the event of a determination that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the registrant fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the registrant notice of the action for which indemnity is sought, and the registrant has the right to participate in such action or assume the defense thereof.

Expenses shall be advanced to a director or officer at his or her request, unless it is determined that he or she did not act in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful, provided that he or she undertakes to repay the amount advanced if it is ultimately determined that he or she is not entitled to indemnification for such expenses.

The registrant’s Certificate of Incorporation, as amended, also provides that the indemnification provided therein is not exclusive, and provides that in the event that the Delaware General Corporation Law is amended to expand the indemnification permitted to directors or officers, the registrant must indemnify those persons to the fullest extent permitted by such law as so amended.

The registrant’s Certificate of Incorporation, as amended, also permits the registrant to procure insurance for itself and any director, officer, employee or agent of the registrant against any expenses, liabilities or losses incurred by him or her in any such capacity, whether or not the registrant would otherwise have the power to indemnify such person against such expenses, liabilities or losses under the General Corporation Law of the State of Delaware. The registrant maintains a general liability insurance policy covering certain liabilities of directors and officers of the registrant arising out of claims based on acts or omissions in their capacity as directors or officers.

Item 16.  Exhibits.

The following exhibits are filed with this registration statement.

Exhibit Number	Description
1.1(1)	Form of Underwriting Agreement.
3.1(2)	Certificate of Incorporation of the Registrant.
3.1A(2)	Certificate of Amendment of Certificate of Incorporation.
3.2(3)	By-Laws of the Registrant.
4.1(4)	Form of common stock certificate.
5.1	Opinion of Hale and Dorr LLP.
23.1	Consent of Hale and Dorr LLP (included in the opinion filed as Exhibit 5.1).
23.2	Consent of PricewaterhouseCoopers LLP.
24.1	Powers of Attorney (included on signature pages).

(1)	To be filed by amendment.

(2)	Incorporated by reference to exhibit 3.1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 30, 2002 (File No. 000-23078) and incorporated herein by reference.

(3)	Incorporated by reference to exhibit 3.2 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 30, 2002 (File No. 000-23078).

(4)	Incorporated by reference to exhibit 4 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 30, 2002 (File No. 000-23078).

Item 17.  Undertakings.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Troy, state of New York, on the 23rd day of February, 2004.

MAPINFO CORPORATION

By:	/s/ MARK P. CATTINI

Mark P. Cattini President and Chief Executive Officer

POWER OF ATTORNEY AND SIGNATURES

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mark P. Cattini, K. Wayne McDougall, Jason W. Joseph and William S. Gehrke, his true and lawful attorneys-in-fact and agents, each acting alone, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement, including post-effective amendments, and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all his or her said attorneys-in-fact and agents, each acting alone, or his or her substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MARK P. CATTINI Mark P. Cattini	President and Chief Executive Officer (Principal executive officer)	February 23, 2004

/s/ JOHN C. CAVALIER John C. Cavalier	Chairman of the Board	February 23, 2004

/s/ K. WAYNE MCDOUGALL K. Wayne McDougall	Vice President, Treasurer and Chief Financial Officer (Principal financial and accounting officer)	February 23, 2004

/s/ THOMAS L. MASSIE Thomas L. Massie	Director	February 23, 2004

/s/ JONI KAHN Joni Kahn	Director	February 23, 2004

/s/ ROBERT P. SCHECHTER Robert P. Schechter	Director	February 23, 2004

/s/ QUINN H. TRAN Quinn H. Tran	Director	February 23, 2004

EXHIBIT INDEX

Exhibit Number	Description
1.1(1)	Form of Underwriting Agreement.

3.1(2)	Certificate of Incorporation of the Registrant.

3.1A(2)	Certificate of Amendment of Certificate of Incorporation.

3.2(3)	By-Laws of the Registrant.

4.1(4)	Form of common stock certificate.

5.1	Opinion of Hale and Dorr LLP.

23.1	Consent of Hale and Dorr LLP (included in the opinion filed as Exhibit 5.1).

23.2	Consent of PricewaterhouseCoopers LLP.

24.1	Powers of Attorney (included on signature pages).

(1)	To be filed by amendment.

(2)	Incorporated by reference to exhibit 3.1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 30, 2002 (File No. 000-23078) and incorporated herein by reference.

(3)	Incorporated by reference to exhibit 3.2 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 30, 2002 (File No. 000-23078).

(4)	Incorporated by reference to exhibit 4 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 30, 2002 (File No. 000-23078).